  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 23, 1996
                                                REGISTRATION NO. 333-07655
===============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 1
                                    TO

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                             INFERENCE CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

     DELAWARE                        7372                         95-3436352
  (STATE OR OTHER        (PRIMARY STANDARD INDUSTRIAL               (I.R.S.
  JURISDICTION OF         CLASSIFICATION CODE NUMBER)              EMPLOYER
 INCORPORATION OR                                               IDENTIFICATION
   ORGANIZATION)                                                    NUMBER)
                                ---------------

                                100 ROWLAND WAY
                           NOVATO, CALIFORNIA 94945
                                (415) 893-7200
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                              WILLIAM D. GRIFFIN
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                                100 ROWLAND WAY
                           NOVATO, CALIFORNIA 94945
                                (415) 893-7200
  (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
                          CODE, OF AGENT FOR SERVICE)

                                ---------------

                                  COPIES TO:

       DAVID A. KRINSKY, ESQ.                 JEFFREY D. SAPER, ESQ.
       O'MELVENY & MYERS LLP         WILSON, SONSINI, GOODRICH & ROSATI, P.C.
      610 NEWPORT CENTER DRIVE                  650 PAGE MILL ROAD
  NEWPORT BEACH, CALIFORNIA 92660           PALO ALTO, CALIFORNIA 94304
           (714) 760-9600                         (415) 493-9300

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same filing. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

===============================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED JULY 23, 1996

                                2,400,000 SHARES

                                      LOGO
                              CLASS A COMMON STOCK

  Of the 2,400,000 shares of Class A Common Stock offered hereby, 629,754 shares are being sold by Inference Corporation ("Inference" or the "Company") and 1,770,246 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of shares being sold by the Selling Stockholders. See "Principal and Selling Stockholders."

  The Class A Common Stock is quoted on the Nasdaq National Market under the symbol "INFR." On July 22, 1996, the last reported sale price of the Class A Common Stock on the Nasdaq National Market was $18 3/4 per share. See "Price Range of Class A Common Stock."

  SEE "RISK FACTORS" COMMENCING ON PAGE 5 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE CLASS A COMMON STOCK OFFERED HEREBY.
                                 ------------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES  AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES  COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================

                                                                    Proceeds to
                                Price to   Underwriting Proceeds to   Selling
                                 Public    Discount(1)  Company(2)  Stockholders
- --------------------------------------------------------------------------------
Per Share.....................   $            $           $            $
Total(3)...................... $            $           $           $

================================================================================
(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting expenses payable by the Company estimated to be $800,000.

(3) The Company and the Selling Stockholders have granted the Underwriters a 30-day option to purchase up to 360,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this
    option in full, the Price to Public will total $          , the
    Underwriting Discount will total $         , the Proceeds to Company will
    total $           and the Proceeds to Selling Stockholders will total
    $         . See "Underwriting."

  The shares of Class A Common Stock are offered by the several Underwriters named herein subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor
at the office of Montgomery Securities on or about       , 1996.
                                 ------------
MONTGOMERY SECURITIES                                          J.P. MORGAN & CO.

                                 July   , 1996

                                   [ARTWORK]



  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS AND SELLING GROUP MEMBERS, IF ANY, MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE CLASS A COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                                       2
                                   [ARTWORK]

                               PROSPECTUS SUMMARY

  The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including "Risk Factors" and the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. As used in this Prospectus, the terms "Inference" and the "Company" include Inference Corporation and its subsidiaries, unless the context otherwise indicates. The discussion in this Prospectus contains forward-looking statements which include risks and uncertainties. The Company's actual results could differ materially from those discussed in this Prospectus. Factors that could cause or contribute to such differences include those discussed in the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus. Unless otherwise indicated, the information presented in this Prospectus assumes that the Underwriters' over-allotment option is not exercised, and that all outstanding shares of Class B Common Stock have been converted into Class A Common Stock.

                                  THE COMPANY

  Inference develops, markets and supports client/server software for knowledge publishing, knowledge distribution, and content management for the front office, where organizations interact with their external and internal customers, prospects and vendors. Inference's CBR Express family of products ("CBR Products") facilitates successful dialogue with the customer to quickly identify and resolve problems in external and internal customer support, sales automation and telemarketing operations.

  The Company's primary focus to date has been on the customer support market, which includes external customer support and internal help desks. The Company believes that the customer support market is experiencing rapid growth due to increasing customer demands, cost pressures, the proliferation of computer users and the complexity of business applications. The customer support market is divided into two segments: problem management, where customer calls and information are tracked; and problem identification and resolution, where information is obtained from the customer and used to define the problem and provide a solution. The Company believes its strengths are in content management and retrieval for problem identification and resolution, which enables organizations to diagnose and solve customer problems. These organizations are also extending the use of the Company's CBR Products in self-service technical support applications, where knowledge is accessed directly by customers and employees to help them resolve problems independently. For example, the Company's product for the World Wide Web, CasePoint WebServer, is designed to provide this self-service technical support over the Internet allowing an increased level of customer service.

  The Company recently announced CBR3 Content Navigator ("CBR3"), the next generation of CBR Products, which includes new features designed to reduce the cost of knowledge acquisition and maintenance. CBR3 is a comprehensive content management and retrieval system that is designed to provide a common index and retrieval method for the wide variety of unstructured information in help desk, customer service, human resource, and telesales and telemarketing organizations. CBR3 products began beta testing in May 1996.

  The Company's CBR Products are scalable and available on popular computing platforms, including Microsoft Windows, IBM OS/2, HP-UX and Sun Solaris. The CBR Products support many database management systems, including Oracle, Informix, Sybase, Microsoft's SQL Server and IBM's DB2/2. The Company's CBR Products support stand alone, client/server, Internet and intranet environments, providing companies with many options to deploy knowledge. The Company also provides consulting services, technical support and training for its CBR Products.

  The Company distributes its products through a direct sales force and through indirect sales channels, including value added resellers (VARs), systems integrators and original equipment manufacturers (OEMs). The Company has an established international presence with significant operations in Europe and has worldwide distribution capabilities. The Company recently established an OEM Partner Program that now includes nine leading customer support vendors.

  The Company has granted licenses for its products to approximately 500 customers for use by more than 500,000 end users. The Company's customers include IBM Corporation, Peoplesoft Inc., Halifax Building Society, AT&T Corp., Freightliner Corporation, Southern Electric plc and FTD Inc. The Company was incorporated in California in 1979 and was reincorporated in Delaware in July 1996. The Company maintains its principal executive offices at 100 Rowland Way, Novato, California 94945, and its telephone number at that location is (415) 893-7200.

                                  THE OFFERING

Class A Common Stock offered by the Company..   629,754 shares
Class A Common Stock offered by the Selling
 Stockholders................................ 1,770,246 shares
Class A Common Stock to be outstanding after
 the offering................................ 8,715,390 shares(1)(2)
Use of Proceeds by the Company............... Working capital and other general corporate purposes.
Nasdaq National Market symbol................ INFR

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    THREE MONTHS ENDED
                               FISCAL YEAR ENDED JANUARY 31,             APRIL 30,
                          ----------------------------------------- ------------------
                           1992     1993    1994     1995    1996     1995      1996
                          -------  ------- -------  ------- ------- --------- ---------
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
 Revenues:
  Products--CBR.........  $ 1,038  $ 4,515 $ 6,662  $ 9,790 $16,479 $   2,933 $   4,978
  Products--Tools.......    4,488    5,394   3,581    2,230     399        20        --
  Services..............    8,902   11,735  17,084   16,479  12,517     2,671     4,149
                          -------  ------- -------  ------- ------- --------- ---------
  Total.................   14,428   21,644  27,327   28,499  29,395     5,624     9,127
 Operating costs and ex-
  penses................   20,125   19,950  28,558   28,264  25,939     5,266     8,426
                          -------  ------- -------  ------- ------- --------- ---------
 Income (loss) from op-
  erations..............   (5,697)   1,694  (1,231)     235   3,456       358       701
 Net income (loss)......  $(5,843) $ 1,362 $(1,289) $   209 $ 3,773 $     154 $     753
 Net income (loss) per
  share(3)..............  $ (1.60) $  0.32 $ (0.26) $  0.04 $  0.51 $    0.03 $    0.09
 Shares used in
  computing net income
  (loss) per share(4)...    3,641    4,268   4,898    5,228   7,393     6,056     8,640

                                                             APRIL 30, 1996
                                                         -----------------------
                                                         ACTUAL  AS ADJUSTED (5)
                                                         ------- ---------------
CONSOLIDATED BALANCE SHEET DATA:
 Working capital........................................ $27,946     $38,304
 Total assets...........................................  37,446      47,804
 Total stockholders' equity.............................  30,007      40,365

- --------

(1) Based on the number of shares outstanding as of May 31, 1996. Does not include (i) 1,327,570 shares of Class A Common Stock issuable upon exercise of options outstanding as of May 31, 1996 at a weighted average exercise price of $10.25 per share, of which options to purchase 439,263 shares of Class A Common Stock were exercisable as of May 31, 1996, (ii) 88,150 shares of Class A Common Stock issuable upon exercise of performance-based options outstanding as of May 31, 1996, whose exercise price will be the greater of $23.00 per share or the fair market value of the Class A Common Stock at the time of achievement of the performance objectives and which terminate if such performance objectives are not achieved, and (iii) 177,397 shares of Class A or Class B Common Stock issuable upon exercise of warrants outstanding as of May 31, 1996 at a weighted average exercise price of $4.98 per share. See Notes 7 and 8 of Notes to Consolidated Financial Statements.

(2) This assumes that at the closing of this offering all outstanding shares of Class B Common Stock shall be converted into shares of Class A Common Stock; however, 161,579 shares of Class B Common Stock will be issuable upon the exercise of warrants at exercise prices of $5.00 or $5.25 per share. Class B Common Stock is identical to Class A Common Stock except with respect to voting and conversion rights. Holders of Class B Common Stock have no voting rights except in certain limited circumstances and have the right to convert shares of Class B Common Stock into Class A Common Stock on a one-for-one basis, subject to certain limitations.
(3) Fully diluted net income per share for the fiscal year ended January 31, 1996 was $0.49.
(4) See Note 1 of Notes to the Consolidated Financial Statements for an explanation of the determination of shares used in computing net income
    (loss) per share.

(5) Adjusted to give effect to the sale of 629,754 shares of Class A Common Stock offered by the Company hereby, based upon an assumed public offering price of $18.75 per share (after deducting underwriting discounts and commissions and estimated offering expenses), and the receipt and application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."


  The Inference logo, CBR Express(R) and CasePoint(R) are registered trademarks of the Company, and CBR2, CBR3 Content Navigator, CBR Express Author, CBR Express Generator, CBR Express Tester, CasePoint WebServer and "Helping people work smarter" are trademarks of the Company. This Prospectus also includes trademarks and trade names of other companies.

          CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

  Certain statements contained under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and under "Business," as well as other statements contained in this Prospectus regarding matters that are not historical facts are forward-looking statements (as such term is defined in the rules promulgated pursuant to the Securities Act of 1933, as amended (the "Securities Act")). Because such forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those discussed herein under "Risk Factors." The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be carefully considered in evaluating the Company and its business before purchasing shares of the Class A Common Stock offered hereby.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

  The Company has experienced significant quarterly fluctuations in operating results and anticipates such fluctuations in the future. Typically, revenues, operating income and net income for the Company's fourth quarter are higher than those for the first quarter of the following year. In addition, the Company has historically recognized a substantial portion of its license revenues in the last month of the quarter, typically in the last week. The Company generally ships orders as they are received and as a result has little or no backlog. Quarterly revenues and operating results therefore depend on the volume and timing of orders received during the quarter, which are difficult to forecast. In addition, consulting service revenues tend to fluctuate as projects, which may continue over several quarters, are undertaken or completed. Operating results may also fluctuate due to factors such as the demand for the Company's products; the size and timing of customer orders; the introduction of new products and product enhancements by the Company or its competitors; the budgeting cycles of customers; changes in the proportion of revenues attributable to licenses and service fees; changes in the level of operating expenses; and competitive conditions in the industry. The value of individual licenses as a percentage of quarterly revenues can be substantial, and particular licenses may generate a substantial portion of the operating profits for the quarter in which they are signed. The sales cycle typically ranges from three to nine months, and license signing may be delayed for a number of reasons outside of the control of the Company. Because the Company's staffing and other operating expenses are based on anticipated revenues, a substantial portion of which is not typically generated until the end of each quarter, delays in the receipt of orders can cause significant variations in operating results from quarter to quarter. The Company also may choose to reduce prices or to increase spending in response to competition or to pursue new market opportunities, which may adversely affect the Company's operating results. Accordingly, the Company believes that period-to-period comparisons of its results of operations may not be meaningful and should not be relied upon as an indication of future performance. Furthermore, there can be no assurance that the Company will remain profitable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Due to all of the foregoing factors, it is likely that in some future quarters the Company's operating results will be below the expectations of public market analysts and investors. Regardless of the general outlook for the Company's business, the announcement of quarterly operating results below analyst and investor expectations is likely to result in a decline in the trading price of the Company's Class A Common Stock.

RAPID TECHNOLOGICAL CHANGE; PRODUCT TRANSITIONS

  The market for the Company's products is characterized by rapid technological developments, evolving industry standards, swift changes in customer requirements and frequent new product introductions and enhancements. As a result, the Company's success depends upon its ability to continue to enhance its existing products, develop and introduce in a timely manner new products incorporating technological advances and respond to customer requirements. To the extent one or more of the Company's competitors introduce products that more fully address customer requirements, the Company's business could be adversely affected. There can be no assurance that the Company will be successful in developing and marketing enhancements to its existing products or new products on a timely basis or that any new or enhanced products will adequately address the changing needs of the marketplace. If the Company is unable to develop and introduce new products or enhancements to existing products in a timely manner in response to changing market conditions or customer requirements, the Company's business, operating results and financial condition will be materially and adversely affected.

  Although the Company has a number of ongoing development projects, its primary product development effort is focused on CBR3 which was released in beta form in May 1996. CBR3 will add functionality to the current product line, CBR Express Release 2 ("CBR2"). However, there can be no assurance that the development of CBR3 will be completed successfully or on a timely basis or that the product will operate successfully in commercial use or that the added functions will meet customer requirements or that the product will achieve market acceptance. The Company's future operations will be substantially dependent on CBR3, and failure to achieve market acceptance of this family of products would have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The Company has in the past experienced delays in software development, and there can be no assurance that the Company will not experience further delays in connection with its current product development or future development activities. From time to time, the Company or its competitors may announce new products, capabilities or technologies that have the potential to replace or shorten the life cycles of the Company's existing products. There can be no assurance that announcements of currently planned or other new products will not cause customers to delay their purchasing decisions in anticipation of such products, which could have a material adverse effect on the Company's business, operating results and financial condition. Software products as complex as those offered by the Company may contain undetected errors when first introduced or as new versions are released. There can be no assurance that errors will not be found in the Company's new or enhanced products after commencement of commercial shipments or that modifications to such products will not be required to satisfy customer requirements, resulting in loss of or delay in market acceptance. Delays or difficulties associated with new product introductions or product enhancements could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Product Development."

COMPETITION

  The market for customer support software is highly competitive, and there are certain competitors with substantially greater sales, marketing, development and financial resources than the Company. Among the Company's major competitors are Answer Systems, Inc., Astea International Inc., Clarify, Inc. and Software Artistry, Inc. Furthermore, many potential customers develop internal solutions by creating business applications that eliminate the need to acquire software and services from third-party vendors such as the Company.

  The Company believes that the competitive factors affecting the market for the Company's products and services include vendor and product reputation; product quality, performance and price; product functionality and features; product scalability; product integration with other enterprise applications; the availability of products on multiple platforms; product ease-of-use; and the quality of customer support services, documentation and training. The relative importance of each of these factors depends upon the specific customer involved. There can be no assurance that the Company will be able to compete effectively with respect to any of these factors.

  The Company's present or future competitors may be able to develop products comparable or superior to those offered by the Company or adapt more quickly than the Company to new technologies or evolving customer requirements. In order to be successful in the future, the Company must respond to technological change, customer requirements and competitors' current products and innovations. In particular, while the Company is currently developing additional product enhancements that the Company believes address customer requirements, there can be no assurance that the Company will successfully complete the development or introduction of these additional product enhancements on a timely basis or that these product enhancements will achieve market acceptance. Accordingly, there can be no assurance that the Company will be able to continue to compete effectively in its market, that competition will not intensify or that future competition will not have a material adverse effect on the Company's business, operating results and financial condition.

MANAGEMENT OF GROWTH; DEPENDENCE UPON KEY PERSONNEL

  In recent years, the Company has experienced changes in its operations which have placed significant demands on the Company's administrative, operational and financial resources. The Company's future performance depends in significant part upon the continued service of its key technical, sales and senior management personnel. The loss of the services of one or more of these key employees could have a material adverse effect on the Company's business, operating results and financial condition. The Company's future success also depends on its ability to attract and retain highly qualified technical, sales and managerial personnel. Competition for such personnel is intense, and there can be no assurance that the Company can retain its key employees or that it can attract, assimilate or retain other highly qualified personnel in the future. See "Management."

PRODUCT CONCENTRATION

  The Company currently derives substantially all of its revenues from licenses of CBR Products and associated services. Broad market acceptance of CBR Products is critical to the Company's future success. As a result, a decline in demand for or failure to achieve broad market acceptance of CBR Products as a result of competition, technological change or otherwise would have a material adverse effect on the business, operating results and financial condition of the Company. A decline in sales of CBR Products also could have a material adverse effect on sales of other Company products and services. In addition, the Company's future financial performance will depend in part on the successful development, introduction and customer acceptance of CBR3 and future versions of CBR Products. There can be no assurance that CBR3 or any future products will achieve market acceptance. See "Business--Products and Services."

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

  International revenues accounted for 46% of total revenues in fiscal 1996. International operations are subject to certain inherent risks including unexpected changes in regulatory requirements; tariffs and other trade barriers; costs and risks of localizing products for foreign countries; longer accounts receivable payment cycles; potentially adverse tax consequences; limits on repatriation of earnings; exchange rate fluctuations; and the burdens of complying with a wide variety of foreign laws. There can be no assurance that such factors will not have an adverse effect on the revenues and earnings from the Company's future international operations and, consequently, the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

POSSIBLE VOLATILITY OF STOCK PRICE

  The trading price of the Company's Class A Common Stock could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates or recommendations by securities analysts and other events or factors. In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many technology companies and that often has been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the trading price of the Company's Class A Common Stock.

UNCERTAINTY OF PROPRIETARY RIGHTS

  The Company's success depends in part upon its proprietary technology. Although case-based reasoning technology is available in the public domain, the Company believes its implementation of the CBR technology is proprietary. The Company relies on a combination of copyright, trademark and trade secret laws, confidentiality procedures and licensing arrangements to establish and protect its proprietary rights. The Company does not hold any patents nor has it obtained invention assignments from all consultants performing services for it. Despite the precautions the Company has taken, it may be possible for an unauthorized third party to copy or otherwise obtain and use the Company's products, technology or other information that the Company regards as proprietary or to develop similar products or technology independently. In addition, effective trademark, copyright and trade secret protection may be unavailable or limited in certain foreign countries where the Company operates.

  The Company is not aware that any of its products infringe upon the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim such infringement by the Company with respect to current or future products. The Company expects that it will increasingly be subject to such claims as the number of products and competitors in the customer support software market grows and the functionality of such products overlaps with other industry segments. Any such claims, whether or not they are meritorious, could result in costly litigation or require the Company to enter into royalty or licensing agreements. Such royalty or license agreements, if required, may not be available on terms acceptable to the Company or at all. If the Company were found to have infringed upon the proprietary rights of third parties, it could be required to pay damages, cease sales of the infringing products and redesign or discontinue such products, any of which could have a material adverse effect on the Company's business, operating results and financial condition. See "Business-- Intellectual Property and Other Proprietary Rights."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of the Company's Class A Common Stock in the public market after this offering could adversely affect the market price of the Company's Class A Common Stock. Upon completion of this offering, the Company will have 8,715,390 outstanding shares of Class A Common Stock (8,895,390 if the underwriters over-allotment option is exercised in full), based on the number of shares outstanding at May 31, 1996. Such shares not offered hereby will be available for resale in the public market without restriction except for shares held by officers and directors who must resell in accordance with Rule 144 promulgated under the Securities Act.

  In addition, as of May 31, 1996, (i) options to purchase a total of 1,327,570 shares of Class A Common Stock pursuant to the Company's stock option plans and several stock option agreements were outstanding with a weighted average exercise price of $10.25 per share, of which options to purchase 439,263 shares of Class A Common Stock were exercisable as of May 31, 1996, (ii) performance-based options to purchase a total of 88,150 shares of Class A Common Stock that terminate if specified performance goals are not achieved (the exercise price of the options will be the greater of $23.00 per share or the fair market value of the Class A Common Stock at the time of achievement of the performance goals), and (iii) warrants to purchase 177,397 shares of Class A or Class B Common Stock were outstanding at a weighted average exercise price of $4.98 per share. See Notes 7 and 8 of Notes to Consolidated Financial Statements."

  All of the Company's officers and directors and the Selling Stockholders have agreed that they will not, without prior written consent of Montgomery Securities, sell, offer, contract to sell, or otherwise dispose of, any shares of Class A Common Stock or any other securities convertible into or exercisable or exchangeable for Class A Common Stock for a period of 90 days after the date of this Prospectus. See "Underwriting" and "Principal and Selling Stockholders."

CERTAIN PROVISIONS RELATING TO CHANGES IN CONTROL

  The Company's Certificate of Incorporation and Bylaws contain provisions which may have the effect of delaying or preventing a change in control of the Company. Such provisions include (i) a classified Board of Directors, (ii) a limitation on stockholder action by written consent, and (iii) advance notice procedures for stockholder proposals and nominations. In addition, the Certificate of Incorporation permits the Company's Board of Directors to issue up to 2,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no present plans to issue shares of Preferred Stock.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 629,754 shares of Class A Common Stock offered by the Company hereby are estimated to be $10,358,000 ($13,548,000 if the Underwriters' over-allotment option is exercised in full) at an assumed public offering price of $18.75 per share and after deducting underwriting discounts and commissions and estimated offering expenses. The Company will not receive any proceeds from the sale of shares being sold by the Selling Stockholders. The Company will use the net proceeds for general corporate purposes, including working capital and the possible acquisition of businesses, products and technologies that are complementary to those of the Company. The Company has no present plans, agreements or commitments and is not currently engaged in any negotiations with respect to any such acquisition. Pending such uses, the net proceeds of this offering will be invested in U.S. government securities and other short-term investment grade, interest-bearing securities.

                      PRICE RANGE OF CLASS A COMMON STOCK

  The Company effected its initial public offering on June 29, 1995 at a price to the public of $11.00 per share. The Company's Class A Common Stock is traded on the Nasdaq National Market under the symbol "INFR." The following table sets forth for the quarterly periods indicated the range of high and low closing sales prices for the Company's Class A Common Stock:

                                                                 HIGH     LOW
                                                                ------- -------
      FISCAL 1996:
        Second Quarter (from June 30, 1995) ................... $15 7/8 $13 1/2
        Third Quarter..........................................  18 3/4  12 1/8
        Fourth Quarter.........................................  19 3/4  13 1/2
      FISCAL 1997:
        First Quarter..........................................  19 3/4  16 3/4
        Second Quarter (through July 2, 1996)..................  25 1/4  17

  On July 22, 1996, the last reported sales price of the Class A Common Stock on the Nasdaq National Market was $18.75 per share. As of May 31, 1996, there were approximately 156 stockholders of record of the Company's Class A Common Stock.

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on its capital stock except for a dividend of $114,000 paid by the Company in May 1995 (prior to the Company's initial public offering) to the holders of one class of the Company's Preferred Stock pursuant to the terms of the Company's then-effective Restated Articles of Incorporation. The Company does not expect to declare or pay any further cash dividends in the foreseeable future.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of April 30, 1996 as adjusted to reflect the sale of 629,754 shares of Class A Common Stock offered by the Company hereby at the assumed public offering price of $18.75 per share (after deducting underwriting discounts and commissions and estimated offering expenses) and the receipt of the estimated net proceeds therefrom. See "Use of Proceeds." The capitalization information set forth in the table below is qualified by the more detailed Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus and should be read in conjunction with such Consolidated Financial Statements and Notes.

                                                             APRIL 30, 1996
                                                          ---------------------
                                                           ACTUAL   AS ADJUSTED
                                                          --------  -----------
                                                             (IN THOUSANDS)
   Long-term debt........................................ $     --    $    --
   Stockholders' equity:
     Preferred stock, $0.01 par value, 2,000,000 shares
      authorized:
      none issued or outstanding.........................       --         --
     Common stock, $0.01 par value, 17,000,000 shares
      authorized:
      7,990,008 shares issued and outstanding, actual;
      8,619,762 shares issued and outstanding,
      as adjusted(1)(2)..................................   51,705     62,063
     Accumulated deficit.................................  (21,698)   (21,698)
                                                          --------    -------
      Total stockholders' equity.........................   30,007     40,365
                                                          --------    -------
       Total capitalization.............................. $ 30,007    $40,365
                                                          ========    =======

- --------

(1) Does not include (i) 1,327,570 shares of Class A Common Stock issuable upon exercise of options outstanding as of May 31, 1996 at a weighted average exercise price of $10.25 per share, of which options to purchase 439,263 shares of Class A Common Stock were exercisable as of May 31, 1996, (ii) 88,150 shares of Class A Common Stock issuable upon exercise of performance-based options outstanding as of May 31, 1996, whose exercise price will be the greater of $23.00 per share or the fair market value of the Class A Common Stock at the time of achievement of performance objectives and which terminate if such performance objectives are not achieved, and (iii) 177,397 shares of Class A or Class B Common Stock issuable upon exercise of warrants outstanding as of May 31, 1996 at a weighted average exercise price of $4.98 per share. See Notes 7 and 8 of Notes to Consolidated Financial Statements.
(2) Assumes that all outstanding shares of Class B Common Stock will be converted into shares of Class A Common Stock at the closing of this offering.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected historical consolidated financial data for each of the years ended January 31, 1994, 1995 and 1996 and as of January 31, 1995 and 1996 are derived from audited Consolidated Financial Statements included and incorporated by reference in this Prospectus. The selected historical consolidated financial data for each of the years ended January 31, 1992 and 1993 and as of January 31, 1992, 1993 and 1994 are derived from audited Consolidated Financial Statements not included nor incorporated by reference in the Prospectus. The consolidated financial data of the Company as of April 30, 1996 and for the three months ended April 30, 1995 and April 30, 1996 are derived from unaudited Condensed Consolidated Financial Statements included and incorporated by reference in this Prospectus and were prepared by management of the Company on the same basis as the audited Consolidated Financial Statements incorporated by reference and included elsewhere in this Prospectus and, in the opinion of the Company, include all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the information set forth therein. The results for the three months ended April 30, 1996 are not necessarily indicative of the results to be expected for the full fiscal year ending January 31, 1997. The following information should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto included elsewhere in this Prospectus.

                                                                      THREE MONTHS ENDED
                               FISCAL YEAR ENDED JANUARY 31,               APRIL 30,
                          ------------------------------------------  ------------------
                           1992     1993    1994     1995     1996      1995       1996
                          -------  ------- -------  -------  -------  ---------  ---------
CONSOLIDATED STATEMENTS
OF OPERATIONS DATA:                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
 Products--CBR..........  $ 1,038  $ 4,515 $ 6,662  $ 9,790  $16,479  $   2,933  $   4,978
 Products--Tools........    4,488    5,394   3,581    2,230      399         20        --
 Services...............    8,902   11,735  17,084   16,479   12,517      2,671      4,149
                          -------  ------- -------  -------  -------  ---------  ---------
 Total..................   14,428   21,644  27,327   28,499   29,395      5,624      9,127
Operating costs and
 expenses:
 Cost of product
  revenues..............    2,350      873   1,575    1,611    1,710        239        346
 Cost of service
  revenues..............    6,455    8,746  13,111   12,292    7,667      1,888      2,474
 Product development....    2,487    2,531   3,731    2,753    1,959        415        711
 Selling and marketing..    7,149    6,457   8,554    9,414   13,066      2,444      4,230
 General and
  administrative........    1,684    1,343   1,587    1,420    1,537        280        665
 Non-recurring..........      --       --      --       774      --         --         --
                          -------  ------- -------  -------  -------  ---------  ---------
 Total..................   20,125   19,950  28,558   28,264   25,939      5,266      8,426
                          -------  ------- -------  -------  -------  ---------  ---------
Income (loss) from
 operations.............   (5,697)   1,694  (1,231)     235    3,456        358        701
Loss from divested Tools
 Business...............      --       --      --       --       210        210        --
Non-employee stock
 option expenses........      --       --      --       --       --         --         215
Interest (income)
 expense, net...........      146      187      58      (84)    (722)        (6)      (292)
Provision for income
 taxes..................      --       145     --       110      195        --          25
                          -------  ------- -------  -------  -------  ---------  ---------
Net income (loss).......  $(5,843) $ 1,362 $(1,289) $   209  $ 3,773  $     154  $     753
                          =======  ======= =======  =======  =======  =========  =========
Net income (loss) per
 share (1)..............  $ (1.60) $  0.32 $ (0.26) $  0.04  $  0.51  $    0.03  $    0.09
                          =======  ======= =======  =======  =======  =========  =========
Shares used in computing
 net income (loss) per
 share (2)..............    3,641    4,268   4,898    5,228    7,393      6,056      8,640
                                        JANUARY 31,
                          ------------------------------------------       APRIL 30,
                           1992     1993    1994     1995     1996           1996
                          -------  ------- -------  -------  -------       --------
CONSOLIDATED BALANCE
SHEET DATA:                                (IN THOUSANDS)
Cash and cash
 equivalents............  $ 1,499  $ 2,953 $ 2,642  $ 3,023  $18,619        $22,430
Working capital.........    2,335    4,220   4,774    4,683   26,222         27,946
Total assets............    8,651   11,108  11,870   12,940   36,895         37,446
Total long-term debt....    1,731    1,964     --       --       --            --
Total stockholders'
 equity.................    3,120    4,483   6,823    7,042   27,963         30,007

- --------
(1) Fully diluted net income per share for the fiscal year ended January 31, 1996 was $0.49.
(2) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of shares used in computing net income
    (loss) per share.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The Company was founded in 1979 to provide consulting services. In 1985, the Company made its first commercial shipment of a software application development tool ("ART"). From 1985 until May 1991, revenues of the Company were primarily derived from the sale of ART products and related consulting services. In May 1991, the Company commercially shipped its first CBR Product.

  From May 1991 through April 30, 1995, the Company's revenues were derived from two separate product lines: (i) the customer support product line, consisting of CBR Products and associated services (the "CBR Business"); and
(ii) the application development and solutions product line, which included the Company's products: ART, ART-IM and ART*Enterprise ("Tools") and associated services (the "Tools Business"). In the fourth quarter of fiscal 1995, the Company made a strategic decision to focus on the CBR Business and to divest the Tools Business. Effective May 1, 1995, the Company transferred certain assets and liabilities of the Tools Business to a wholly-owned subsidiary ("Brightware") of the Company and distributed all of the shares of such subsidiary to the Company's stockholders (the "Spin-Off"). As part of the Spin-Off, the Company entered into an agreement with Brightware to provide certain services to the new entity including operational and systems support, facilities and administrative support and certain technical and customer support. This agreement expired on January 31, 1996. The amount received for these services was $760,000.

  The Company's revenues are derived principally from two sources: (i) fees for licenses of the Company's software products and technology and (ii) fees for consulting services, maintenance (technical support and upgrades of software products) and training. Revenues from software licenses are generally recognized upon shipment, unless the Company has significant future obligations to the customer, in which case revenues are recognized when such obligations are satisfied. Revenues from consulting and training are recognized as the related services are performed, and maintenance revenues are deferred and recognized over the term of the Company's maintenance contracts, typically one year.

  Although the Company has experienced significant growth in revenues from its CBR Products, the Company does not believe prior growth rates are indicative of the Company's future operating results. In addition, the Company expects increased competition and intends to invest significantly in its business. As a result, there can be no assurance that the Company will remain profitable on a quarterly or annual basis. The Company's future operating results are difficult to predict and may fluctuate due to factors such as the demand for the Company's products; the size and timing of customer orders; the introduction of new products and product enhancements by the Company or its competitors; the budgeting cycles of customers; changes in the proportion of revenues attributable to licenses and service fees; changes in the level of operating expenses; and competitive conditions in the industry.

  The Company believes that its products are competitively priced with other products in the customer support market. However, the market for the Company's products is highly competitive, and the Company expects that it will face increasing pricing pressures from its current competitors and new market entrants. Any material reduction in the price of the Company's products would negatively affect gross margins and could materially adversely affect the Company's business, operating results and financial condition if the Company were unable to increase unit sales.

  The Company intends to hire a significant number of additional sales personnel. Competition for such personnel is intense, and there can be no assurance that the Company can retain its existing sales personnel or that it can attract, assimilate or retain additional highly qualified sales personnel in the future. If the Company is unable to hire such personnel on a timely basis, the Company's business, operating results and financial condition could be adversely affected.

THREE MONTHS ENDED APRIL 30, 1995 AND APRIL 30, 1996

 Revenues

  Product revenues increased from $2,953,000 in the three months ended April 30, 1995 to $4,978,000 in the three months ended April 30, 1996, representing a 69% increase. The Company believes this increase was a result of the growing market acceptance of CBR Products. Substantially all of the growth in revenues from CBR Products is due to higher unit sales volumes; the prices of the Company's CBR Products have remained relatively constant. Product revenues represented 53% and 55% of total revenues for the three months ended April 30, 1995 and April 30, 1996, respectively. International product revenues increased from $709,000 in the three months ended April 30, 1995 to $1,713,000 in the three months ended April 30, 1996, representing a 142% increase.

  Total service revenues increased from $2,671,000 in the three months ended April 30, 1995 to $4,149,000 in the three months ended April 30, 1996, representing a 55% increase. This increase is primarily the result of consulting projects which were initiated in connection with the closing of increased CBR Product transactions, as discussed above. During the three months ended April 30, 1995 and April 30, 1996, two customers, in the aggregate, accounted for 15% and 25% of service revenues, respectively. The loss of, or reduced demand for consulting services from these two customers or any of the Company's other major services customers could have an adverse effect on the Company's results of operations. International service revenues decreased from $1,693,000 in the three months ended April 30, 1995 to $1,593,000 in the three months ended April 30, 1996 and represented 63% and 38% of total service revenues, respectively.

  Total international revenues increased from $2,402,000 in the three months ended April 30, 1995 to $3,306,000 in the three months ended April 30, 1996, representing a 38% increase. Total international revenues for the three months ended April 30, 1995 and April 30, 1996 represented 43% and 36% of total revenues, respectively. The Company currently has subsidiaries in the United Kingdom, Germany, France and the Netherlands, offering licenses and consulting services, and manages 15 distributors worldwide, serving Europe, the Middle East and Africa, and Asia and the Pacific Rim. International revenues, however, are subject to various risks, including unexpected changes in regulatory requirements, tariffs and other trade barriers; costs and risks of localizing products for foreign countries; longer accounts receivable payment cycles; potentially adverse tax consequences; repatriation of earnings; exchange rate fluctuations; and the burdens of complying with a wide variety of foreign laws. There can be no assurance that such factors will not have an adverse effect on the revenues from the Company's future international sales and, consequently, the Company's results of operations.

 Cost of Product Revenues

  Cost of product revenues, consisting primarily of the costs of product media and duplication, manuals, packaging materials, personnel-related costs, shipping expenses and royalties paid to third-party vendors, increased from $239,000 in the three months ended April 30, 1995 to $346,000 in the three months ended April 30, 1996, representing a 45% increase. The gross margin on product revenues was 92% and 93% for the three months ended April 30, 1995 and April 30, 1996, respectively.

 Cost of Service Revenues

  Cost of service revenues, consisting principally of personnel-related costs for consulting, training and technical support, increased from $1,888,000 in the three months ended April 30, 1995 to $2,474,000 in the three months ended April 30, 1996, representing a 31% increase. The gross margin on service revenues was 29% and 40% for the three months ended April 30, 1995 and April 30, 1996, respectively. The increase in gross margin on service revenues was primarily the result of the increased utilization of consulting services' employees and the increased renewal rate of maintenance for CBR Products. Cost of service revenues typically varies depending on the revenue mix of training, consulting services and technical support. Due to the Company's reliance on lower margin service revenues, the Company's overall operating margins may be lower than those for software companies that do not derive a significant percentage of their revenues from services. The Company anticipates hiring additional employees to handle the consulting and support demand, which could result in decreased gross margins on service revenues.

 Product Development

  Product development expense consists primarily of employee-related costs, including salaries, benefits, equipment and facility costs, incurred in the research, design, development and enhancement of CBR Products. Product development expenditures, including amounts capitalized, increased from $465,000 in the three months ended April 30, 1995 to $711,000 in the three months ended April 30, 1996, representing a 53% increase. This increase is the result of the Company's strategy to invest in enhancing and further developing CBR Products. Product development expense as a percentage of revenues was 7% and 8% for the three months ended April 30, 1995 and April 30, 1996, respectively. Capitalized software development costs were $50,000 and $0 for the quarters ended April 30, 1995 and April 30, 1996, respectively.

 Sales and Marketing

  Sales and marketing expense consists primarily of salaries, benefits and commissions of sales and marketing personnel, trade shows and promotional expenses, and non-chargeable customer service and sales support. Sales and marketing expense increased from $2,444,000 in the three months ended April 30, 1995 to $4,230,000 in the three months ended April 30, 1996, representing a 73% increase. This increase is primarily the result of the expansion of the Company's direct sales force and the marketing efforts that commenced in fiscal 1996 and are continuing into fiscal 1997. Sales and marketing expense as a percentage of revenues was 44% and 47% for the three months ended April 30, 1995 and April 30, 1996, respectively.

 General and Administrative

  General and administrative expense consists of the personnel costs for finance and accounting, human resources, information systems and general management of the Company. General and administrative expense increased from $280,000 in the three months ended April 30, 1995 to $665,000 in the three months ended April 30, 1996, representing a 138% increase. This increase is primarily attributable to increased staffing and associated expenses necessary to manage and support the Company's growth, both domestically and internationally, and the costs of being a public company. General and administrative expense as a percentage of revenues was 5% and 7% for the three months ended April 30, 1995 and April 30, 1996, respectively. The Company believes that its general and administrative expense will continue to increase in dollar amounts in the future due to the Company's expansion of its staffing to handle increased infrastructure requirements.

 Non-Employee Stock Option Related Expenses

  During the three months ended April 30, 1996, the Company incurred payroll-related taxes as a result of the exercise of non-qualified stock options held by former Inference employees. This one-time charge amounted to $215,000 and has been accounted for separate from operating income. In connection with these option exercises, the Company will be able to take a tax deduction, if and when adequate taxable income is earned, of approximately $7,500,000 for compensation expense; this tax benefit, however, will be accounted for when utilized as an adjustment to stockholders' equity.

 Net Interest Income and Income Taxes

  Net interest income increased from $6,000 in the three months ended April 30, 1995 to $292,000 in the three months ended April 30, 1996. This increase is attributable to the interest earned on the proceeds of the Company's initial public offering which closed in July 1995. The Company's provision for taxes in the three months ended April 30, 1996 represented the accrual of foreign taxes and federal alternative minimum taxes. Federal and state taxes have not been significant as a result of available federal and state net operating loss carryforwards.

YEARS ENDED JANUARY 31, 1994, JANUARY 31, 1995 AND JANUARY 31, 1996

 Revenues

  Total revenues increased from $27,327,000 in fiscal 1994 to $28,499,000 in fiscal 1995, representing an increase of 4%, and increased to $29,395,000 in fiscal 1996, representing an increase of 3% over fiscal 1995. The increased revenues in fiscal 1995 and fiscal 1996 resulted from increases in product revenues offset by a decrease in service revenues.

  International revenues amounted to $6,209,000, $10,419,000, and $13,550,000 for fiscal 1994, 1995, and 1996, respectively, representing 23%, 37%, and 46% of total revenues for such periods, respectively. The increase in international revenues from fiscal 1994 to fiscal 1995 was the result of a significant increase in service revenue. The increase in international revenues from fiscal 1995 to fiscal 1996 was attributable to increases in both service and product revenues.

 Product Revenues

  Product revenues increased from $10,243,000 in fiscal 1994 to $12,020,000 in fiscal 1995, representing an increase of 17%, and increased to $16,878,000 in fiscal 1996, representing an increase of 40% over fiscal 1995. Product revenues represented 37%, 42%, and 57% of total revenues for fiscal years 1994, 1995, and 1996, respectively. Product revenues have principally been derived from direct licenses of the Company's software products to end users. Although the Company believes that such direct licenses will continue to account for a major portion of product revenues, the Company expects that licenses of software through original equipment manufacturers (OEMs), value added resellers (VARs) and other indirect channels will increase as a percentage of product revenues.

  CBR product revenues increased from $6,662,000 in fiscal 1994 to $9,790,000 in fiscal 1995, representing an increase of 47%, and increased to $16,479,000 in fiscal 1996, representing an increase of 68% over fiscal 1995. The Company believes this increase was a result of the growing market acceptance of the CBR Products. Substantially all of the growth in CBR product revenues was due to higher unit sales volumes; the prices of the Company's CBR Products have remained relatively constant. Included in the fiscal 1996 increase in revenues from CBR Products were license agreements with four customers that together amounted to 19% of total product revenues for the year ended January 31, 1996.

  Tools products, which consist of the Company's application development tools: ART, ART-IM and ART*Enterprise, experienced a decline in revenues in recent years, contributing to the Company's decision to focus on CBR Products. Tools product revenues decreased from $3,581,000 in fiscal 1994 to $2,230,000 in fiscal 1995, representing a decrease of 38%, and further decreased to $399,000 in fiscal 1996, representing a decrease of 82% from fiscal 1995.

  International product revenues represented 29%, 33%, and 40% of total product revenues for fiscal years 1994, 1995, and 1996, respectively.

 Service Revenues

  Service revenues decreased from $17,084,000 in fiscal 1994 to $16,479,000 in fiscal 1995, representing a decrease of 4%, and decreased to $12,517,000 in fiscal 1996, representing a decrease of 24% from fiscal 1995. Service revenues represented 63%, 58%, and 43% of total revenues for fiscal 1994, 1995, and 1996, respectively.

  North American service revenues decreased 28% from $13,827,000 in fiscal 1994 to $10,017,000 in fiscal 1995, and decreased to $5,726,000 in fiscal 1996, representing a decrease of 43% from fiscal 1995. The primary cause of the decrease in North American service revenues between fiscal 1994 and fiscal 1995 was the loss of a major customer contract associated with the Tools Business. The contract was commenced in fiscal 1993 and ended in fiscal 1994. This customer represented 21% of North American service revenues for fiscal 1994. The decrease in service revenues between fiscal 1996 and fiscal 1995 was the result of the spin-off of the Tools Business which was more services oriented.

  International service revenues increased from $3,257,000 in fiscal 1994 to $6,462,000 in fiscal 1995, representing an increase of 98%, and increased to $6,791,000 in fiscal 1996, representing an increase of 5% from fiscal 1995. International service revenues represented 19%, 39%, and 54% of total service revenues for fiscal 1994, 1995 and 1996, respectively. The increase in international service revenues was a result of increased consulting services. During fiscal 1994, 1995, and 1996, one customer accounted for 52%, 28%, and 25% of international service revenues, respectively. This customer had a representative on the Company's Board of Directors through April 1995.

 Cost of Product Revenues

  Cost of product revenues increased 2% from $1,575,000 in fiscal 1994 to $1,611,000 in fiscal 1995 and increased to $1,710,000 in fiscal 1996, representing an increase of 6% from fiscal 1995. The gross margin on product revenues was 85%, 87%, and 90% in fiscal 1994, 1995, and 1996, respectively.

 Cost of Service Revenues

  Cost of service revenues decreased 6% from $13,111,000 in fiscal 1994 to $12,292,000 in fiscal 1995, and decreased to $7,667,000 in fiscal 1996, representing a decrease of 38% from fiscal 1995. The gross margin on service revenues was 23%, 25%, and 39% in fiscal 1994, 1995, and 1996, respectively. The improved gross margin in fiscal 1996 was primarily the result of the increased utilization of consultants and the increased renewal rate of maintenance on CBR Products.

 Product Development

  Product development expense decreased 26% from $3,731,000 in fiscal 1994 to $2,753,000 in fiscal 1995, and decreased to $1,959,000 in fiscal 1996, representing a 29% decrease from fiscal 1995. Product development expense as a percentage of total revenues was 14%, 10%, and 7% for fiscal 1994, 1995, and 1996, respectively. Capitalized software development costs amounted to $630,000, $720,000, and $50,000 in fiscal 1994, 1995, and 1996, respectively.
Product development expenditures as a percentage of total revenues, including amounts capitalized, were approximately 16%, 12%, and 7% in fiscal 1994, 1995, and 1996, respectively. The percentage and dollar amount decrease in product development expense was the result of headcount reductions and a restructuring of the product development organization as a result of the continued decline in product revenues from the Tools Business, as well as the spin-off of the Tools Business in May 1995.

  The Company believes that continued commitment to product development will be required for the Company's CBR Products to obtain a competitive advantage. Accordingly, the Company intends to allocate increasing resources to product research and development, but such expenses may continue to vary as a percentage of total revenues.

 Sales and Marketing

  Sales and marketing expense increased 10% from $8,554,000 in fiscal 1994 to $9,414,000 in fiscal 1995, and increased to $13,066,000 in fiscal 1996, representing a 39% increase from fiscal 1995. This increase was the result of the expansion of the Company's direct sales force and related marketing efforts, both in North America and internationally. Sales and marketing expense as a percentage of total revenues was 31%, 33%, and 44% in fiscal 1994, 1995, and 1996, respectively.

 General and Administrative

  General and administrative expense decreased 11% from $1,587,000 in fiscal 1994 to $1,420,000 in fiscal 1995, and increased to $1,537,000 in fiscal 1996, representing an increase of 8% over fiscal 1995. The decrease in general and administrative expense during fiscal 1995 was the result of certain headcount reductions and other cost control measures. The increase in general and administrative expense in fiscal 1996 was attributable to the relocation of the Company's corporate headquarters to Northern California, as well as increased headcount due to the Company's increased infrastructure requirements. General and administrative expense as a percentage of total revenues was 6%, 5%, and 5% in fiscal 1994, 1995, and 1996, respectively.

 Non-Recurring

  During fiscal 1995, the Company invested in the development of a new business concept unrelated to its current businesses or product groups, managed by the Company's then Chairman of the Board of Directors. In November 1994, the Company made a strategic decision to discontinue its efforts in this area. In connection with this decision, the Company entered into a severance agreement with the former Chairman of the Board of Directors effective February 28, 1995, which provided for the continuation of his monthly salary through April 30, 1995. Costs associated with the severance agreement, as well as other costs incurred related to this discontinued business venture were recorded in fiscal 1995 as a non-recurring expense. In addition, non-recurring expense included approximately $200,000 accrued in the fourth quarter of fiscal 1995 for lease payments associated with the early termination of the Company's European headquarters facility lease, in order to relocate to a larger facility.

 Net Interest Income

  Net interest income increased from $84,000 in the year ended January 31, 1995 to $722,000 in the year ended January 31, 1996. This increase was attributable to the interest earned on the proceeds of the Company's initial public offering.

 Income Taxes

  The Company's effective tax rate of 34% in the year ended January 31, 1995 represented the accrual of foreign taxes. Federal and state taxes for fiscal 1995 were not provided as a result of the utilization of net operating loss carryforwards. The Company's provision for taxes in the year ended January 31, 1996 represented the accrual of foreign taxes and federal alternative minimum taxes; the resulting effective tax rate was approximately 5%.

  The Company's net operating loss carryforwards of approximately $17,700,000 and general business credits of $1,000,000 expire in various years through 2009. Based on the Internal Revenue Code, the future use of these carryforwards would be subject to an annual limitation should a 50% change in ownership of the Company's stock occur within any three-year period. However, the Company believes that any limitations would not have a material impact on its ability to utilize these carryforwards.

SELECTED QUARTERLY OPERATING RESULTS

  The following tables set forth selected unaudited quarterly statement of operations data for each of the five quarters in the period ended April 30, 1996, both in dollar amounts and as a percentage of revenues. The selected unaudited quarterly data for the quarters ended April 30, 1995 and 1996 are derived from unaudited Condensed Consolidated Financial Statements included and incorporated by reference in this Prospectus. The selected unaudited quarterly data for the quarters ended July 31, 1995, October 31, 1995 and January 31, 1996 are derived from unaudited Condensed Consolidated Financial Statements not included nor incorporated by reference in this Prospectus. The selected unaudited quarterly data has been prepared on the same basis as the audited Consolidated Financial Statements incorporated by reference and included elsewhere herein and, in the opinion of the Company's management, reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the periods presented. The selected unaudited quarterly statement of operations data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto incorporated by reference and included elsewhere herein. Operating results for any quarter are not necessarily indicative of results for any future period. See "Risk Factors--Fluctuations in Quarterly Operating Results."

                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                            THREE MONTHS ENDED
                            ----------------------------------------------------
                            APRIL 30,   JULY 31,  OCTOBER 31, JANUARY 31, APRIL 30,
                              1995        1995       1995        1996       1996
                            ---------   --------  ----------- ----------- ---------
Revenues:
  Products................   $2,953      $3,521      $4,340      $6,064     $4,978
  Services................    2,671       2,950       3,321       3,575      4,149
                             ------      ------      ------      ------     ------
    Total.................    5,624       6,471       7,661       9,639      9,127
Operating costs and
 expenses:
  Cost of revenues........    2,127       2,151       2,366       2,733      2,820
  Product development.....      415         448         573         523        711
  Selling and marketing...    2,444       2,903       3,450       4,269      4,230
  General and
   administrative.........      280         393         418         446        665
                             ------      ------      ------      ------     ------
    Total.................    5,266       5,895       6,807       7,971      8,426
                             ------      ------      ------      ------     ------
Income from operations....      358         576         854       1,668        701
Loss from divested Tools
 Business.................      210          --          --          --         --
Non-employee stock option
 expenses.................      --           --          --          --         215
Interest (income) expense,
 net......................       (6)       (108)       (336)       (272)      (292)
Provision for income
 taxes....................      --           25          80          90         25
                             ------      ------      ------      ------     ------
Net income ...............   $  154      $  659      $1,110      $1,850     $  753
                             ======      ======      ======      ======     ======
Net income per share......   $ 0.03      $ 0.10      $ 0.13      $ 0.22     $ 0.09
                             ======      ======      ======      ======     ======
Shares used in computing
 net income per share.....    6,056       6,865       8,538       8,601      8,640
AS A PERCENTAGE OF
 REVENUES:
Revenues:
  Products................       52%         54%         57%         63%        55%
  Services................       48%         46%         43%         37%        45%
                             ------      ------      ------      ------     ------
    Total.................      100%        100%        100%        100%       100%
Operating costs and
 expenses:
  Cost of revenues........       38%         33%         31%         28%        31%
  Product development.....        7%          7%          8%          6%         8%
  Sales and marketing.....       44%         45%         45%         44%        47%
  General and
   administrative.........        5%          6%          5%          5%         7%
                             ------      ------      ------      ------     ------
    Total.................       94%         91%         89%         83%        93%
                             ------      ------      ------      ------     ------
Income from operations....        6%          9%         11%         17%         7%
Other (income) and
 expense, net.............        3%         (1%)        (3%)        (2%)       (1%)
                             ------      ------      ------      ------     ------
Net income................        3%         10%         14%         19%         8%
                             ======      ======      ======      ======     ======

  The Company has experienced significant quarterly fluctuations in operating results and anticipates such fluctuations in the future. The Company generally ships orders as they are received and as a result typically has little or no backlog. Quarterly revenues and operating results therefore depend on the volume and timing of orders received during the quarter, which are difficult to forecast. Historically, the Company has often recognized a substantial portion of its license revenues in the last month of the quarter, typically in the last week. In addition, consulting service revenues tend to fluctuate as projects, which may continue over several quarters, are undertaken or completed. The Company's operating results may also fluctuate due to a variety of factors. Because the Company's staffing and other operating expenses are based on anticipated revenue, a substantial portion of which is not typically generated until the end of each quarter, delays in the receipt of orders can cause significant variations in operating results from quarter to quarter. The value of individual licenses as a percentage of quarterly revenues can be substantial, and particular licenses may generate a substantial portion of the operating profits for the quarter in which they are signed. All of the Company's license fees are non-recurring. Accordingly, license fees for any quarter are not indicative of future license fees.

  The Company's revenues historically have been higher in the fourth quarter of each fiscal year than in the first quarter of the following fiscal year. The Company believes that fourth quarter product revenues are positively impacted by year-end capital purchases by some large corporate customers, as well as the Company's sales compensation plans. The Company expects that this will continue for the foreseeable future and may intensify depending upon the timing of new product introductions by the Company.

  Because of these and other factors affecting the Company's operating results, past financial performance should not be considered a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods. In addition, the Company's participation in the highly dynamic computer software industry often results in significant volatility in the Company's stock price.

LIQUIDITY AND CAPITAL RESOURCES

  Cash and cash equivalents at April 30, 1996 were $22,430,000, an increase of $3,811,000 since January 31, 1996. Working capital at April 30, 1996 was $27,946,000. In July 1995, the Company completed its initial public offering of 2,130,000 shares of Class A Common Stock. The Company received net proceeds of approximately $20 million after deducting expenses and underwriting discounts and commissions.

  Net cash used in operating activities amounted to $701,000 during the quarter ended April 30, 1996.

  Investing activities for the quarter ended April 30, 1996 included $386,000 for purchases of property and equipment, which was offset by the maturity of short-term investments which amounted to $3,607,000. The Company currently has no significant capital commitments for fiscal 1997.

  Cash provided by financing activities in the quarter ended April 30, 1996 amounted to $1,291,000 from the exercise of options and warrants to purchase common stock.

  The Company's international operations are principally transacted in British pounds and German marks. Translation into the Company's reporting currency, the U.S. dollar, has not historically had a material impact on the Company's financial position. Additionally, the Company's level of unhedged net assets denominated in currencies other than the functional currency has not exposed the Company to material risk associated with fluctuations in currency rates. Given this and the relatively stable nature of the exchange rates between the British pound and the German mark, and the U.S. dollar, the Company has not considered it necessary to use foreign currency contracts or other derivative instruments to manage changes in currency rates. However, future changes in the exchange rates between the foreign currencies and the U.S. dollar could have an adverse effect on the Company's financial position.

  The Company believes that existing cash balances, together with anticipated cash flow from operations and the proceeds of this offering, will be sufficient to meet its working capital and capital expenditure requirements for at least the next twelve months.

                                   BUSINESS

  Inference develops, markets and supports client/server software for knowledge publishing, knowledge distribution, and content management for the front office, where organizations interact with their external and internal customers, prospects and vendors. Inference's CBR Express family of products ("CBR Products") facilitates successful dialogue with the customer to quickly identify and resolve problems in external and internal customer support, sales automation and telemarketing operations.

  The Company's primary focus to date has been on the customer support market, which includes external customer support and internal help desks. The Company believes that the customer support market is experiencing rapid growth due to increasing customer demands, cost pressures, the proliferation of computer users and the complexity of business applications. The customer support market is divided into two segments: problem management, where customer calls and information are tracked; and problem identification and resolution, where information is obtained from the customer and used to define the problem and provide a solution. The Company believes its strengths are in content management and retrieval for problem identification and resolution, which enables organizations to diagnose and solve customer problems. These organizations are also extending the use of the Company's CBR Products in self-service technical support applications, where knowledge is accessed directly by customers and employees to help them resolve problems independently. For example, the Company's product for the World Wide Web, CasePoint WebServer, is designed to provide this self-service technical support over the Internet allowing an increased level of customer service.

  The Company recently announced CBR3 Content Navigator ("CBR3"), the next generation of CBR Products, which includes new features designed to reduce the cost of knowledge acquisition and maintenance. CBR3 is a comprehensive content management and retrieval system that is designed to provide a common index and retrieval method for the wide variety of unstructured information in help desk, customer service, human resource, and telesales and telemarketing organizations. CBR3 products began beta testing in May 1996.

  The Company's CBR Products are scalable and available on popular computing platforms, including Microsoft Windows, IBM OS/2, HP-UX and Sun Solaris. The CBR Products support many database management systems, including Oracle, Informix, Sybase, Microsoft's SQL Server and IBM's DB2/2. The Company's CBR Products support stand alone, client/server, Internet and intranet environments, providing companies with many options to deploy knowledge. The Company also provides consulting services, technical support and training for its CBR Products.

INDUSTRY BACKGROUND

  Customer support has become a major focus area for companies seeking to differentiate themselves by offering superior customer service. Customers today have greater expectations from interactions with suppliers. In addition, sophisticated products are increasingly being sold to broader markets of first time buyers. At the same time, suppliers are dealing with significant rates of employee turnover in customer service and support operations. Organizations that recognize the lifetime value of a customer are investing to support external customers to improve repeat sales potential.

  In addition to the challenges of serving external customers, companies are facing increasing demands to support internal "customers." Throughout companies, the transition to group-oriented network computing (client/server) and the use of hardware and software from multiple vendors greatly increase the complexity of systems management and support. Such complexity often outpaces employees' abilities to use and/or manage the system, thereby creating a new class of internal customers who require support. As a result, organizations train or hire internal support talent to protect and leverage their investment in these distributed, client/server systems. This additional investment usually takes the form of an internal help desk that gives employees the same type of support that hardware and software vendors provide to their external customers.

  Companies have attempted to improve responsiveness to both external and internal customers by adding personnel. In many cases, such personnel increases have resulted in increased costs with limited improvements in customer satisfaction. In addition, experienced personnel with the technical knowledge required for external customer support and internal help desk positions are in short supply.

  In recent years, companies have turned to software automation to assist the customer support staff in contact with external and internal customers in order to improve and leverage those valuable interactions. Specifically, organizations are turning to software programs to help them recognize the customer and identify and resolve problems, including efficient implementation of the appropriate solution. Companies have begun to deploy call avoidance programs that make "onboard" problem identification and resolution technology directly available to the user through the Internet on the World Wide Web or by embedding problem resolution tools or technologies into their products. Initial client/server applications available to automate the customer support and internal help desk functions focused primarily on maintaining user-specific records and tracking reported problems. These systems, which have improved customer support and internal help desk operations, address primarily the problem management segment of this market. Automation of problem management itself, however, does not reduce the required individual attention necessary to identify and resolve problems presented to customer support personnel.

  Because the identification and resolution of problems presented to support personnel remains a time consuming and expensive process, companies are seeking to automate the identification and resolution of support problems. This capability, however, is not generally available in many problem management software applications offered today. While problem identification and resolution applications are available, the Company believes that many of these applications are limited to customer support and do not fully address the complexity, scalability, ease of implementation and use requirements of most customer service and support operations.

THE INFERENCE SOLUTION

  The Company believes that its proprietary implementation of case-based reasoning ("CBR") technology is the core technology that differentiates the Company in the marketplace. The Company's CBR Products incorporate this adaptable and scalable technology that is designed to support front office operations and ultimately make problem identification and resolution technology directly available to the user. CBR Products enable customer support and internal help desk personnel to effectively manage customer interactions, identify customer problems and quickly provide resolutions. Key elements of CBR Products include an intuitive user interface, a query refinement capability, an easy-to-use authoring environment, support for case base objects that reference multiple information formats (such as documents, databases and multimedia content), search matching algorithms and a fully interactive and dynamic information maintenance capability. CBR Products, also utilize an easy-to-use, intuitive question-and-answer technique to efficiently match inquiries with available data. This question-and-answer approach allows support personnel with a wide range of experience, from novice to expert, to establish a successful dialogue with customers and to quickly identify and resolve their problems. CBR Products provide a uniform graphical point-and-click interface to case bases referencing structured information in computer databases and unstructured information such as policy manuals, free text, publications, multimedia content and business know-how. The Company believes its basic technology has practical applicability for a wide range of business processes, including sales automation, telemarketing, product configuration and selection, document management and navigation, personnel evaluation, and intelligent order entry. The Company believes that this uniform access to case bases that reference structured and unstructured information combined with a flexible, responsive and easy-to-use delivery system offers a competitive advantage in the front office.

STRATEGY

  The Company's mission is to be the leading provider of strategic platforms for managing and retrieving content. The following are the key elements of the Company's strategy:

  Focus on Problem Identification and Resolution. The Company's primary objective is to establish its CBR Products as the problem identification and resolution products of choice for internal and external customer support. The Company believes that it can establish this position due to the key attributes of the CBR Products. The Company intends to continue its focus on problem identification and resolution and to leverage existing products by adding features and functionality to extend the Company's CBR product line beyond customer support, sales automation and telemarketing operations.

  Provide Multiple Platform Support. CBR Products are available on several computing platforms, including Microsoft Windows 3.x, Windows 95, Windows NT, IBM OS/2, HP-UX and Sun Solaris for SPARC, and support many database management systems, including Oracle, Informix, Sybase, Microsoft's SQL Server and IBM's DB2/2. Additionally, certain of the Company's products are available in up to 15 languages.

  Third-Party Integration. The open architecture of CBR Products makes it possible to integrate it with a broad range of related technologies and products in the computing and telephony areas. Components of the CBR Products can be embedded in legacy applications as either call-in or call-out functions, and they can be integrated with many popular applications, such as electronic mail, document or media browsers, spreadsheets and document editors. The Company's software also provides an interface to a number of third-party call tracking and help desk automation systems.

  Broaden Indirect Channels of Distribution. To date, the majority of the Company's revenues have been generated through its direct sales force and through indirect sales channels, including VARs, systems integrators and OEMs. The Company recently established an OEM Partner Program that now includes nine leading customer support vendors. The Company believes that the OEM Partners will provide more opportunities for the sale of Inference's CBR Products.

  Build On Established International Presence. The Company currently derives a significant portion of its revenues from its international operations and believes that it enjoys a leading market position in the United Kingdom and Germany. The Company recently established operations in France and Holland and is expanding its international distribution base in order to expand its penetration of global markets.

  Leverage Product Sales by Providing Professional Consulting Services. To address the growing demand for custom applications, the Company employs a staff of professional consultants who are experienced in the design and implementation of problem identification and resolution applications. These individuals are also skilled at managing the development and deployment of custom solutions using either customer or third-party programmers. The Company intends to offer these consulting services as a secondary yet effective and differentiating component of its sales strategy. These services are offered at rates that the Company believes are competitive with, but generally not lower than, other professional consulting firms.

PRODUCTS AND SERVICES

 Current Products

  CBR2, the Company's principal product, is a suite of client/server applications that are designed to provide access to case bases that reference structured and unstructured information for use in the front office. CBR2's primary use is in external customer support and internal help desk operations.


  The diagram below depicts the basic operations of the problem identification and resolution technology in CBR2:


  In the diagram, the problem identification and resolution process begins with the user entering a problem using natural language ("I'm having trouble with my printer output"). CBR2 uses this statement to create a search case. CBR2 compares this search case to each case in the case base index and calculates a relevancy score (90% to 60% in this example). CBR2 then sorts the cases from high to low by the relevancy score and returns this sorted list to the user. In addition, CBR2 responds with a set of questions which prompts the user to ask the customer relevant questions ("What does the print quality look like?"). The user types in the customer's response ("The paper has white streaks"), and CBR2 expands the attributes of the search case. CBR2 repeats the ranking and question generation process until the relevancy ranking for the top case exceeds a preset threshold (greater than 90% similarity), indicating that it has found the best solution. By selecting the indicated solution, the user will activate a display of instructions to resolve the problem, a source document for review or a multimedia annotation.

  Inference offers a broad line of individual products and product suites that provide problem identification and resolution. Products included in the CBR2 family are listed below:

             CBR2 FAMILY OF PRODUCTS             PLATFORM
             -----------------------             --------
   PROBLEM IDENTIFICATION AND RESOLUTION APPLI-
    CATION MODULES
   Author Modules
    CBR Express Author.........................  Windows
    CBR Express Generator......................  Windows
   Testing Modules
    CBR Express Tester.........................  Windows, OS/2
   Query Modules
    CasePoint..................................  Windows, OS/2, HP-UX, Solaris
    CasePoint End User (Deployment Version)....  Windows, OS/2, HP-UX, Solaris
    CasePoint for Pre-packaged knowledge.......  Windows, OS/2, HP-UX, Solaris
    CasePoint DLL Search Engine................  Windows, OS/2, HP-UX, Solaris
    CasePoint Web Server.......................  Windows NT, OS/2, Solaris
   Pre-Packaged KnowledgeBases
    KnowledgeBases from KnowledgeBroker........  Windows, OS/2, HP-UX, Solaris
    Knowledge-Paks from ServiceWare............  Windows, OS/2, HP-UX, Solaris
    Case Solutions.............................  Windows, OS/2, HP-UX, Solaris

  The CBR2 products consist of the following unbundled components described below:

  CBR Express. CBR Express is a client/server application that provides a series of templates for "authoring" (developing) case histories, business policies and information stored in documents into a format readable by the CasePoint viewer of CBR2.

    Author. CBR Express Author contains several panels, which are intuitive graphical user interfaces (GUIs) that require little user training and help the user create case descriptions, related questions and appropriate actions that are stored in a case base. A separate panel searches and validates the information.

    Generator. CBR Express Generator uses the Company's proprietary technology to automatically index Microsoft Word, HTML or ASCII documents in a format that can be read and utilized by the Author module. CBR Express Generator allows customers to combine document information with experiential case history and database information in a single client/server application.

    Tester. CBR Express Tester is an automated testing tool for validating unstructured information stored in CBR case bases and document bases. CBR Express Tester eliminates redundancies and unused information and also identifies incomplete information. CBR Express Tester can operate on a stand-alone basis or in a client/server environment.

  CasePoint. The CasePoint viewer is the primary end user search interface for CBR information bases. It runs as a client under Microsoft Windows 95 and Windows NT, IBM OS/2, HP-UX and Sun Solaris for SPARC and offers a GUI for submitting queries and searching information bases. CasePoint is offered in three versions: (i) CasePoint, (ii) CasePoint End User for deployment of knowledge, and (iii) CasePoint for Pre-Packaged Knowledge for use only with published case bases. It contains scalable, proprietary search algorithms and features an interactive question-and-answer methodology that helps users refine their queries to generate the most appropriate response. CasePoint supports Dynamic Data Exchange ("DDE") interfaces under Microsoft Windows and IBM OS/2 and Remote Procedure Call ("RPC") interfaces under UNIX. CasePoint can support databases stored in Oracle, Informix, Sybase, Microsoft's SQL Server and IBM's DB2/2.

  CasePoint Search Engine. CasePoint Search Engine frequently runs under third party programs or other OEM programs. It has no user interface of its own but instead the Developer Kit provides an extensive set of functions. CasePoint Search Engine offers the features and functionality of CasePoint as a Dynamic Link Library ("DLL") under Microsoft Windows and IBM OS/2 and a Shareable Library ("SL") under UNIX.

  CasePoint WebServer. CasePoint WebServer has added the World Wide Web as a vehicle for delivering knowledge in front office applications, using Inference's CBR technology. CasePoint WebServer is an interactive World Wide Web application that enables organizations to increase their level of customer service by allowing customers to directly access troubleshooting information and product information--without having to wait to contact a service agent. CasePoint WebServer uses standard RPC facilities and is written to the Common Gateway Interface ("CGI") specification and can be accessed using any World Wide Web browser.

  Pre-Packaged Knowledge Bases. Unlike external customer support operations, internal help desks often find themselves dealing with a number of common "domains" of problem areas relating to support of client/server systems. In addressing the growing need for higher quality, cost-effective service and support, the Company has formed the Knowledge Publishing Division to provide off-the-shelf content to users and help desks. Knowledge Publishing Division's initial suite of products will be a set of CBR-optimized pre-packaged knowledge based on content developed by KnowledgeBroker, Inc. ("KBI") and ServiceWare, Inc. ("ServiceWare"). The new division will also look to other sources such as software manufacturers, help desk and customer support outsourcers, and Inference customers for publishable knowledge. Currently, KBI and ServiceWare, under strategic licensing agreements with the Company, offer pre-packaged knowledge bases pre-loaded in CBR2-readable format covering over 30 product domains that contain troubleshooting and/or problem identifications and resolutions for particular office automation products such as Microsoft Windows, Microsoft Word, Microsoft Excel, Lotus 1-2-3 and Lotus Notes. These pre-packaged knowledge bases are available through the Company, as well as through KBI and ServiceWare.

  The CBR2 products are offered either on a per user or per server license basis. The current U.S. list price for an entry-level ten-user client/server system is in the $24,000 to $50,000 range and varies depending on the number of modules purchased. Discounts from the Company's list prices may be made available for volume purchasers, or for competitive or strategic reasons.

 Future Products

  The Company's next generation of CBR Products, CBR3, is designed to provide a common index and retrieval method for the wide variety of unstructured information in help desk, customer service, human resources, and telesales and telemarketing organizations. The CBR3 product family is designed to access and manage four levels of unstructured information, including cases containing experiences, solutions, and answers (e.g., how to fix a printer or which product to recommend); document summaries and abstracts (e.g., technical notes and product specifications); documents in a variety of formats in personal and corporate libraries (e.g., reference manuals); and public domain and subscription over the Internet.

  CBR3 includes new features including those designed to reduce the cost of case base creation and maintenance and increase the value of summarized documents. CBR3 is intended to broaden the scope of easily accessible knowledge with two key additions: integration with the Topic full-text search engine from Verity, Inc., and a new intelligent Internet meta-search and clustering tool. In addition, CBR3 is designed to provide a set of development kits based on a fully documented open architecture, enabling its tools to be customized and embedded within third party customer interaction applications and other systems.

  CBR3 is designed to support Microsoft Windows 95 and Windows NT, and other operating systems and is designed to support various database management systems, including Oracle, Informix, Sybase, Microsoft SQL Server and IBM DB2/2. CBR3 is planned to be available in several languages. The product family is currently in customer beta test and is scheduled to be generally available at the end of fiscal 1997.

  CBR3 provides the next generation for capturing and maintaining case bases with CBR Express Author 3.0. CBR3 introduces a visualization model of knowledge representation that the Company believes will allow users to group together similar content into folders and to view the topography of the content base. CBR3 is upward compatible from CBR2.

  CBR3's document summarization module, CBR Express Generator 3.0, is designed to support nine document formats. It adds conceptual hierarchy support to generate questions more intelligently, as well as support multiple templates for different types of questions, such as categorization and context questions.

  A new three-tiered, object oriented architecture is designed to make all of the underlying CBR technology available through a published set of application programming interfaces (APIs), enabling OEM partners and customers to embed both the authoring and retrieval tools of the CBR3 product line within their applications and allow OEMs and customers to implement case-based reasoning solutions creatively for use in many different types of applications.

 Services

  The Company has a worldwide customer services organization that provides quality technical support and education services designed to ensure customer success and build customer loyalty. The Company also has a worldwide consulting services organization that assists in the development and deployment of customer solutions. As of May 31, 1996, the Company's worldwide customer services organization consisted of 39 employees in North America and 41 employees internationally.

  Consulting Services. Consultants assist customers with case base design, review and audit and also provide technology transfer by working with a customer's in-house staff to establish procedures for developing case bases from existing problem identifications and resolutions. Most consulting engagements are designed to allow the customer's staff to carry out much of the work involved in analyzing existing customer support and internal help desk activities and designing the case base. Consulting services are typically priced on an hourly basis.

  Technical Support Options. Customers can access the Company's support centers by telephone, fax, electronic mail, an electronic bulletin board system and the Internet's World Wide Web. The Company typically provides second line support for customers of its VARs, systems integrators and OEMs. New customers receive an initial 30-day period of complimentary support after which, for an annual fee, customers receive new software releases, upgrades, maintenance releases and support. For example, customers with current maintenance and support agreements will receive a free upgrade to CBR3, when released. Depending on the chosen support plan, the fee generally ranges from 10% to 30% of the current list price of the licensed products. The Company offers three levels of support, Basic, Gold and Platinum, each tailored to the customers' specific requirements.

  Training and Education. Customers can choose from a wide variety of basic and customized education and training programs, which are charged separately from the Company's software products and are offered through the Company's in-house classroom facilities in Novato, California. The Company also conducts classes at the customer's place of business.

  Starter "Success" Packages. Inference offers starter packages that are designed to help customers get the most from their CBR2 products and use them successfully. A variety of packages provide customers with the appropriate level of consulting services and training.

  The Company believes that its products and services are currently priced competitively, yet the market for products of the type developed by the Company is highly competitive. As a result, the Company anticipates increasing pricing pressure from current and future competitors. Any substantial downward adjustment in the price of the Company's products or services without a corresponding increase in unit sales would adversely affect the Company's gross margins and could have a negative impact on the Company's business, operating results and financial condition.

CUSTOMERS

  The Company estimates that it has granted licenses for its products to over 500 customers for use by more than 500,000 end users. In fiscal 1994, American Express Corporation accounted for 14% of total revenues, and in fiscal 1996, AT&T Corp. accounted for 11% of total revenues. In fiscal 1995, no customer accounted for more than 10% of the Company's total revenues.

  The following is a representative list of the Company's customers as of April 30, 1996. Each of the following customers has purchased at least $100,000 of the Company's products and services since February 1, 1994:

TECHNOLOGY -- HARDWARE         FINANCIAL/INSURANCE                            UTILITIES
- ----------------------         -------------------                            ---------
Bull Information Systems Ltd   Abbey National plc                             Duke Power Company
Cisco Systems                  Charles Schwab & Co                            Reliance Electric Industrial Company
Compaq Computer Corporation    Chubb & Son, Inc.                              Scottish Hydro Electricity plc
Epson America Inc.             Halifax Building Society                       South Western Electric plc
Gateway 2000, Inc.             National Westminster Bank Plc                  Southern Electric plc
Hewlett-Packard Company        Principal Mutual Life Insurance Company        Yorkshire Water Services Ltd
IBM Corporation                Reuters Ltd.
Intel Corporation              VISA International
NCR Corporation                                                               RETAIL/CONSUMER
NEC Technologies, Inc.                                                        ---------------
Nokia Telecommunications GmbH  TELECOMMUNICATIONS                             Bass Brewers Ltd.
Siemens AG                     ------------------                             Circuit City Stores, Inc.
Xerox Corporation              AT&T Corp.                                     FTD Inc.
                               British Telecommunications plc                 Holiday Inns, Inc.
                               Mercury Communications Limited                 J Sainsbury plc
                               Orange Personal Communications Services Ltd    Marriott International Inc.
TECHNOLOGY -- SOFTWARE                                                        Woolworth plc
- ----------------------
Artisoft Inc.                  MANUFACTURING/TRANSPORTATION
Autodesk, Inc.                 ----------------------------                   OUTSOURCING
Broderbund Software, Inc.      Air Products and Chemicals, Inc.               -----------
Dun & Bradstreet Software      American Airlines, Inc.                        ICL Sorbus UK Ltd
 Services, Inc.                American Standard Companies, Inc.              Innovative Services
Intergraph Corporation         Beckman Instruments, Inc.                      MCI Telecommunications Corp.
JD Edwards World Source        Chrysler Corporation                           Vanstar Corporation
 Corporation                   Freightliner Corporation
Lucas Arts Entertainment
 Company
Microsoft Corporation
Peoplesoft Inc.
Sterling Software

  The following section presents examples of the ways in which CBR technology can address specific business needs:

 Broderbund Software, Inc.

  Broderbund Software uses Inference's CBR technology to support their customers who are typically home computer users often new not only to Broderbund's software but to PCs as well. Broderbund has reduced problem resolution times by using CBR in its support center. Recently, Broderbund provided direct customer access to its problem solving knowledge base over the World Wide Web using Inference's CasePoint WebServer.

 NCR Corporation

  NCR uses Inference's CBR technology to handle 12,000 to 14,000 calls per day from its customers requesting support. CBR has helped NCR reduce dispatching field service representatives by 10 percent and has helped to efficiently dispatch reps in 34 percent of the calls. The resulting cost savings have been significant given the high call volumes at NCR.

 International Business Machines Corporation

  International Business Machines Corporation ("IBM") is using Inference's CasePoint to provide easy-to-use technical support for software developers. CasePoint is the engine that runs the AskPSP component of IBM's Technical Connection Personal Software CD-ROM, which helps customers find answers to technical questions about IBM's OS/2 Warp, PC DOS and LAN Server.

 Microsoft Corporation

  Microsoft Corporation ("Microsoft") will be using Inference's case-based retrieval technology in future versions of its Microsoft Windows NT operating system. The Company's technology will function within Windows NT as an intelligent user assistant component and is being used as the foundation for creating superior functionality in a future version of this operating system.

 Dun & Bradstreet Software Services, Inc.

  Dun & Bradstreet Software Services, Inc. ("D&B Software") uses CBR technology to allow a new analyst, with no prior D&B Software product experience, to provide its customers with effective 7-day/24-hour support worldwide. CBR has helped D&B Software improve both response time and service quality and provide improved service to its approximately 10,000 customers. D&B Software uses CBR Express Generator to automatically index and summarize documentation and problem resolution files from a mainframe for access by customer support analysts using CasePoint.

 Freightliner Corporation

  Freightliner Corporation, the nation's largest heavy-duty truck manufacturer, uses Inference's CBR technology in its ServicePro service department software, which it supplies to its dealers and fleet customers. ServicePro relies on CBR technology to "coach" service advisors and technicians and help them gather information to analyze problems and isolate probable causes. This reduces the non-productive time that dealers spend on diagnostics and maximizes productivity in the service bay. The ServicePro system helps dealers and fleet customers lower their overhead and improve customer satisfaction by minimizing vehicle downtime and the cost of repairs.

MARKETING AND SALES

  The Company markets and sells its software and services in North America through its direct sales organization, VARs, systems integrators and OEMs. The domestic sales staff is based at the Company's corporate headquarters in Novato, California, and in the Company's field sales offices in Atlanta, Boston, Chicago, Dallas, Houston, Huntington Beach, McLean (Virginia), Toronto (Canada), New Jersey, and New York. As of May 31, 1996, the North American sales and marketing staff consisted of 40 employees.

  The Company maintains subsidiaries in England, Germany, France, and the Netherlands which are responsible for the Company's activities throughout Europe, Asia, Africa and the Middle East. As of May 31, 1996, the international sales and marketing staff consisted of 47 employees. International operations are subject to certain inherent risks. See "Risk Factors--Risks Associated with International Operations."

  The Company and its indirect channel partners typically sell CBR Products and related services through a sales representative who is assisted on an as-needed basis by a systems engineer. To assist the sales force, the Company utilizes a multi-tiered marketing program comprising periodic customer communications, user conferences, advertising, public relations activities, seminars and trade show participation.

  VARs, distributors, systems integrators and OEMs complement the Company's marketing and sales organization. These entities license certain CBR Products at a relicensing discount and may provide end users with a range of services including training and customer service/support. There can be no assurance that the Company can establish and maintain relationships with indirect channel participants with the capabilities necessary to market CBR Products effectively.

PARTNERING RELATIONSHIPS

  The Company maintains a number of relationships for the purpose of extending both the product offerings of the Company on a stand-alone basis through reseller agreements and the distribution of the Company's products through the sales forces of those partners in conjunction with the sales of their own products. Inference recently established the Inference OEM Partner Program, which includes the following nine leading vendors: Bendata, Inc. (an Astea International company), Datawatch Corporation (WorkGroup Systems), DKSystems Incorporated, McAfee (Vycor), Quintus Corporation, Relational Technology Systems, Inc., Scopus Technology, Inc., Utopia Technology Partners Inc., and The Vantive Corporation. Each of the OEM partners has agreed to embed Inference's CBR2 technology into their applications. The OEM Partner Program, includes joint marketing activities, incentives for Inference's sales professionals to work with program members and technical support to assist in the integration process.

PRODUCT DEVELOPMENT

  The Company believes that strong development capabilities are essential to its future performance and the maintenance of its competitive position. Since its formation, the Company has primarily developed its technology and products internally. The Company intends to extend its CBR product line to support additional hardware platforms and operating systems and to develop new facilities for authors and end users of those products. This development is expected to include the creation of third-party applications and database interfaces to facilitate the integration of CBR technology into customers' environments.

  Although the Company has a number of ongoing development projects, its primary product development effort is focused on CBR3 which was released in beta form in May 1996. CBR3 will add functionality to the Company's current product line, CBR2. There can be no assurance that the development of CBR3 will be completed successfully or on a timely basis or that the product will include the features required to achieve market acceptance. The Company's future operations will be substantially dependent on CBR3, and failure to achieve market acceptance of this family of products would have a material adverse effect on the Company's business, operating results and financial condition. The Company has in the past experienced delays in software development, and there can be no assurance that the Company will not experience further delays in connection with its current product development or future development activities. Software products as complex as those offered by the Company may contain undetected errors when first introduced or as new versions are released. There can be no assurance that errors will not be found in the Company's new or enhanced products after commencement of commercial shipments or that modifications to such products will not be required to satisfy customer requirements, resulting in loss of or delay in market acceptance. Delays or difficulties associated with new product introductions or product enhancements could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The Company began shipping its CasePoint WebServer product in March 1996, which provides an Internet compatible, World Wide Web ("WWW") server with a Mosaic-compatible, intuitive CasePoint interface. A prototype of the CasePoint WebServer product has been available on the WWW since December 1994. CasePoint WebServer is designed to allow the users of the WWW to be clients of any CBR2-compatible case base or document base. By providing the WWW access to CBR information bases, companies could implement call avoidance strategies, allowing their customers, prospects and vendors to directly submit problems, questions and requests; receive appropriate responses; or, if appropriate, download entire case bases to a local computer.

  The Company's development organization is arranged in three groups: the Research Group, which designs and develops technology; the Development Group, which specifies, produces and maintains product releases; and the Quality Assurance Group, which verifies that products meet their specifications and the Company's quality standard. These three groups are designed to ensure that there is an efficient separation between technology development and the time-sensitive demands of product delivery.

  As of May 31, 1996, there were 27 employees on the Company's product development staff. The total product development expenditures for the Company's CBR Products for fiscal 1996 were $2.0 million. The Company expects to continue to allocate significant resources to future research and development. At present, there have been minimal capitalized software development costs resulting from the Company's development efforts.

  The market for the Company's products is characterized by rapid technological developments, evolving industry standards, swift changes in customer requirements and frequent new product introductions and enhancements. As a result, the Company's success depends upon its ability to continue to enhance its existing products, develop and introduce in a timely manner new products incorporating technological advances and respond to customer requirements. To the extent one or more of the Company's competitors introduce products that more fully address customer requirements, the Company's business could be adversely affected. There can be no assurance that the Company will be successful in developing and marketing enhancements to its existing products or new products on a timely basis or that any new or enhanced products will adequately address the changing needs of the marketplace. If the Company is unable to develop and introduce new products or enhancements to existing products in a timely manner in response to changing market conditions or customer requirements, the Company's business, operating results and financial condition will be materially and adversely affected. From time to time, the Company or its competitors may announce new products, capabilities or technologies that have the potential to replace or shorten the life cycles of the Company's existing products. There can be no assurance that announcements of currently planned or other new products will not cause customers to delay their purchasing decisions in anticipation of such products, which could have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Rapid Technological Change; Product Transitions."

COMPETITION

  The market for customer support software is highly competitive, and there are certain competitors with substantially greater sales, marketing, development and financial resources than the Company. Among the Company's major competitors in the problem identification and resolution segment of the market are Answer Systems, Inc., Astea International Inc., Clarify, Inc. and Software Artistry, Inc. Furthermore, many potential customers develop internal solutions by creating business applications that eliminate the need to acquire software and services from third-party vendors such as the Company.

  The Company believes that the competitive factors affecting the market for the Company's products and services include vendor and product reputation; product quality, performance and price; product functionality and features; product scalability; product integration with other enterprise applications; the availability of products on multiple platforms; product ease-of-use; and the quality of customer support services, documentation and training. The relative importance of each of these factors depends upon the specific customer involved. There can be no assurance that the Company will be able to compete effectively with respect to any of these factors.

  The Company's present or future competitors may be able to develop products comparable or superior to those offered by the Company or adapt more quickly than the Company to new technologies or evolving customer requirements. In order to be successful in the future, the Company must respond to technological change, customer requirements and competitors' current products and innovations. In particular, while the Company is currently developing additional product enhancements that the Company believes address customer requirements, there can be no assurance that the Company will successfully complete the development or introduction of these additional product enhancements on a timely basis or that these product enhancements will achieve market acceptance. Accordingly, there can be no assurance that the Company will be able to continue to compete effectively in its market, that competition will not intensify or that future competition will not have a material adverse effect on the Company's business, operating results or financial condition.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

  The Company's success depends in part upon its proprietary technology. Although case-based reasoning technology is available in the public domain, the Company believes its implementation of the CBR technology is proprietary. The Company relies on a combination of copyright, trademark and trade secret laws, confidentiality procedures and licensing arrangements to establish and protect its proprietary rights. The Company does not hold any patents nor has it obtained invention assignments from all consultants performing services for it. Despite the precautions the Company has taken, it may be possible for an unauthorized third party to copy or otherwise obtain and use the Company's products, technology or other information that the Company regards as proprietary or to develop similar products or technology independently. In addition, effective trademark, copyright and trade secret protection may be unavailable or limited in certain foreign countries where the Company operates.

  The Company generally provides its products to end users under signed license agreements. These agreements are negotiated with and signed by the licensee. The Company occasionally publishes articles regarding its technical developments in industry publications that may prevent the Company from obtaining patent protection for ideas contained in such publications, thus increasing the availability to third parties of fundamental aspects of the Company's technology.

  The Company is not aware that any of its products infringe upon the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim such infringement by the Company with respect to current or future products. The Company expects that it will increasingly be subject to such claims as the number of products and competitors in the customer support software market grows and the functionality of such products overlaps with other industry segments. Any such claims, whether or not they are meritorious, could result in costly litigation or require the Company to enter into royalty or licensing agreements. Such royalty or license agreements, if required, may not be available on terms acceptable to the Company or at all. If the Company were found to have infringed upon the proprietary rights of third parties, it could be required to pay damages, cease sales of the infringing products and redesign or discontinue such products, any of which could have a material adverse effect on the Company's business, operating results and financial condition.

EMPLOYEES

  As of May 31, 1996, the Company had a total of 222 employees, of which 114 were based in the United States, 88 in the United Kingdom, 13 in Germany, 5 in France, and 2 in the Netherlands. Of the total, 87 were engaged in sales and marketing, 11 were in customer support, 69 were in consulting services, 27 were in product development, and 28 were in administration and finance. The Company's employees are not represented by any labor unions. The Company considers its relations with its employees to be good, and there has never been an interruption in business activities due to labor unrest. However, the Company's future performance is contingent upon the uninterrupted service of key technological and executive management staff and upon the maintenance of conditions that can help attract and retain capable technicians and managers. There is significant competition for talented and qualified employees, and there can be no assurance that the Company will be able to retain its most strategic employees or that it can attract and retain comparably qualified personnel in the future.

LEGAL PROCEEDINGS

  As of the date of this Prospectus, the Company is not a party to any material legal proceedings.

FACILITIES

  The Company's headquarters in Novato, California house product development, sales, technical support and administrative operations in approximately 27,000 square feet of space. This facility is leased to the Company through March 2005. The Company believes that suitable additional space will be available in the future on commercially reasonable terms as needed. The Company also leases its various sales offices.

  The Company's European headquarters in Slough, England house product development, sales, marketing, technical support and administrative operations in approximately 14,500 square feet. This facility is under lease through April 2000. The Company believes that the space in this location should be adequate for its needs for the foreseeable future.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of the Company and their ages as of the date of this Prospectus, are as follows:

   NAME                     AGE POSITION
   ----                     --- --------
   Peter R. Tierney........  51 Chairman of the Board, Chief Executive
                                 Officer and President
   William D. Griffin......  38 Director, Senior Vice President, Chief Financial Officer
                                 and Secretary
   James L. Fitzsimmons....  46 Senior Vice President, North American Operations
   John Binns..............  47 Senior Vice President, Product Development
   Christopher M. McKee....  37 Senior Vice President, International Operations
   Dean O. Allen...........  59 Director
   C. Scott Gibson.........  44 Director
   Anthony Sun.............  43 Director
   Eric B. Herr............  48 Director


  Peter R. Tierney has served as Chief Executive Officer, President and a director of Inference since January 1991, and as Chairman of the Board since January 1995. Prior to joining Inference, Mr. Tierney was an executive officer of Oracle Corporation, a database company ("Oracle"), for several years where his last position was Senior Vice President, Marketing.

  William D. Griffin has served as Senior Vice President, Finance & Administration, since February 1995, Chief Financial Officer and Secretary of Inference since May 1995, and as a director since July 1996. From May 1990 until February 1995, Mr. Griffin served as Vice President, Finance & Administration. Prior to joining Inference, he held several positions at Ernst & Young LLP, a public accounting firm, including audit senior manager in the firm's high technology group.

  James L. Fitzsimmons was promoted to Senior Vice President, North American Operations, of Inference in July 1996. From June 1993 until February 1994, he served as a Regional Sales Representative; from February 1994 until February 1996, he served as Director of Western Region Product Sales; and from February 1996 to July 1996 he served as Vice President of North American Sales. Prior to joining Inference, he held sales management positions at Oracle for two years, where he most recently served as Sales Manager Public Sector Sales. Prior to Oracle, he served as a Sales Manager at Encore Computer Corp.

  John Binns has served as Senior Vice President, Product Development, of Inference since January 1994. Since November 1990 he has served as the Technical Director of Inference Ltd., which he joined upon the sale of Expertech Ltd., an expert systems software company ("Expertech"), to Inference in November 1990. Prior to joining Inference Ltd., he was Technical Director of Expertech for six years. Expertech was placed in receivership in 1990 and then sold to the Company.

  Christopher M. McKee has served as Senior Vice President, International Operations, of Inference since May 1996. From February 1994 until May 1996, he was Vice President, Northern Europe, of Inference; and from May 1991 until February 1994, he served as Director of Sales for Inference Ltd. Prior to joining Inference Ltd., he was UK General Manager for APEX (Applied Expert Systems).

  Dean O. Allen has served as a director of Inference since August 1988. He has served as Vice President, Central Services, of Lockheed Martin Corporation, a diversified aerospace company ("Lockheed"), since March 1995, and as Vice President, Information and Administrative Services of Lockheed from March 1987 to March 1995.

  C. Scott Gibson has served as a director of Inference since August 1993. He also has served as the Chairman of the Board of Adaptive Solutions, Inc. since December 1992. He co-founded and was employed by Sequent Computer Systems from 1983 to February 1992, serving as President from 1988 to February 1992. He also serves as a director of TriQuint Semiconductor, Inc., Radisys Corp. and Integrated Measurement Systems.

  Anthony Sun has served as a director of the Company since June 1983. Mr. Sun has been a general partner of Venrock Associates, a venture capital firm, since 1979. Mr. Sun also serves on the board of directors of Centura Software Corporation; Cognex Corporation; Conductus, Inc.; Fractal Design Corporation; Komag, Inc.; Photonics Corporation; StrataCom, Inc.; and Worldtalk Communications Corporation.

  Eric B. Herr has served as a director of the Company since October 1995. He has also served as Chief Financial Officer of Autodesk, Inc., a computer aided design software company, since 1992. From 1991 to 1992, Mr. Herr served as Vice President--Finance and Planning of Sun Microsystems.

  John W. Watkins resigned as a director of the Company effective July 1, 1996. Mr. Watkins is a manager and director of J.P. Morgan Investment Corporation ("JPMIC"), a principal stockholder of the Company and a Selling Stockholder. JPMIC is an indirect wholly-owned subsidiary of J.P. Morgan & Co. Incorporated which indirectly owns 100% of the capital stock of J.P. Morgan Securities Inc., one of the Underwriters.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of May 31, 1996, as adjusted to reflect the sale of the shares of Common Stock offered hereby, by (i) each person or group who is known by the Company to own beneficially more than five percent of the Company's Common Stock, (ii) each of the Company's executive officers and directors, (iii) each Selling Stockholder and (iv) all current executive officers and directors as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Except as specifically indicated below, references to Common Stock refer to Class A Common Stock.

                                  SHARES BENEFICIALLY OWNED                           SHARES BENEFICIALLY OWNED
                                      PRIOR TO OFFERING                                     AFTER OFFERING
                               --------------------------------------  SHARES OF   ----------------------------------
                               NUMBER OF    NUMBER OF     PERCENT OF    CLASS A    NUMBER OF   NUMBER OF  PERCENT OF
                                CLASS A      CLASS B     TOTAL VOTING COMMON STOCK  CLASS A     CLASS B  TOTAL VOTING
       BENEFICIAL OWNER         SHARES       SHARES         POWER       OFFERED     SHARES      SHARES      POWER
       ----------------        ---------    ---------    ------------ ------------ ---------   --------- ------------
Lockheed Martin Corporation...  570,246           --         8.3%        570,246        --        --         --
 6801 Rockledge Drive
 Bethesda, MD 20817
J.P. Morgan Investment
 Corporation(1).                348,357(2)  1,280,970(3)     5.0%      1,200,000    429,327(4)    --         4.8%(4)
 101 California Street,
 38th  Floor
 San Francisco, CA 94111
Peter R. Tierney..............  213,610(5)        --         3.0%            --     213,610       --         2.4%
Anthony Sun...................   57,569(6)        --          *              --      57,569       --          *
William D. Griffin............   44,932(7)        --          *              --      44,932       --          *
John Binns....................   30,466(8)        --          *              --      30,466       --          *
Christopher M. McKee..........   13,399(9)        --          *              --      13,399       --          *
C. Scott Gibson...............   11,000(10)       --          *              --      11,000       --          *
James L. Fitzsimmons..........    2,974(11)       --          *              --       2,974       --          *
Eric B. Herr..................    1,000           --          *              --       1,000       --          *
Dean O. Allen.................      --            --         --              --         --        --         --
All directors and executive
 officers as a group (9
 persons).....................  374,950(12)       --         5.2%            --     374,950       --         4.2%

- -------
*Less than 1%.

 (1) J.P. Morgan Investment Corporation ("JPMIC") is an indirect wholly-owned subsidiary of J.P. Morgan & Co. Incorporated and, accordingly, JPMIC shares with J.P. Morgan & Co. Incorporated voting and investment power with respect to all shares of Common Stock owned directly by it. J.P. Morgan & Co. Incorporated indirectly owns 100% of the capital stock of J.P. Morgan Securities Inc., one of the Underwriters of this offering. See "Underwriting."

 (2) Includes 276,516 shares of Class A Common Stock, options to acquire 900 shares of Class A Common Stock, and 70,941 shares of Class B Common Stock which are convertible into Class A Common Stock (see footnote 3 below).

 (3) Includes 1,119,391 shares of Class B Common Stock (excluding the 70,941 shares convertible into Class A Common Stock) and warrants exercisable for 161,579 shares of Class B Common Stock at exercise prices of $5.00 or $5.25 per share. Class B Common Stock is convertible into Class A Common Stock, except that no Regulated Holder (as defined in the Company's Certificate of Incorporation) may convert such shares to the extent that, as a result of such conversion, such Regulated Holder would hold more than 5% of the then outstanding shares of Class A Common Stock. JPMIC is a Regulated Holder (as defined in the Company's Certificate of Incorporation) and, as such, it may convert shares of Class B Common Stock into Class A Common Stock only to the extent that it would not own more than 5% of the then outstanding Class A Common Stock. In this offering, JPMIC will sell all of its 276,516 shares of Class A Common Stock, together with 923,484 shares of Class B Common Stock. Such shares of Class B Common Stock shall be deemed to be converted into shares of Class A Common Stock and sold in successive order, such that JPMIC shall not hold at any time more than 5% of the outstanding shares of the Company's Class A Common Stock.

 (4) Includes options to acquire 900 shares of Class A Common Stock, 266,848 shares of Class A Common Stock and warrants exercisable for 161,579 shares of Class B Common Stock, all of which will be immediately convertible into Class A Common Stock after the offering. If the Underwriters exercise their over-allotment option in full, JPMIC will sell an additional 180,000 shares of Class A Common Stock.

 (5) Includes 193,610 shares subject to options that are exercisable on or before July 31, 1996.

 (6) Includes 3,300 shares subject to options that are exercisable on or before July 31, 1996. Includes 20,188 shares and 9,045 shares held of record by Venrock Associates (a limited partnership) and Venrock Associates II, L.P., respectively, of which Mr. Sun is a general partner; Mr. Sun disclaims beneficial ownership of those shares except to the extent of his pro-rata interest.

 (7) Includes 40,932 shares subject to options that are exercisable on or before July 31, 1996.

 (8) Includes 24,466 shares subject to options that are exercisable on or before July 31, 1996.

 (9) Includes 13,399 shares subject to options that are exercisable on or before July 31, 1996.

(10) Includes 4,000 shares subject to options that are exercisable on or before July 31, 1996.

(11) Includes 2,974 shares subject to options that are exercisable on or before July 31, 1996.

(12) Includes 282,681 shares subject to options that are exercisable on or before July 31, 1996.

                                 UNDERWRITING

  Montgomery Securities and J.P. Morgan Securities Inc. (the "Underwriters") have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company and the Selling Stockholders the number of shares of Class A Common Stock indicated below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of such shares, if any are purchased.

                                                                      NUMBER OF
           UNDERWRITER                                                 SHARES
           -----------                                                ---------
      Montgomery Securities..........................................
      J.P. Morgan Securities Inc. ...................................
                                                                      ---------
        Total........................................................ 2,400,000
                                                                      =========

  The Underwriters have advised the Company that they initially propose to offer the Class A Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers
a concession of not more than $   per share, and the Underwriters may allow,
and such dealers may reallow, a concession of not more than $   per share to
certain other dealers. After the offering, the offering price and other selling terms may be changed by the Underwriters. The Class A Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

  The Company and the Selling Stockholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 180,000 and 180,000 additional shares of Class A Common Stock, respectively, to cover over-allotments, if any, at the same price per share as the initial 2,400,000 shares to be purchased by the Underwriters. To the extent the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

  The Selling Stockholders and all of the directors and executive officers of the Company have agreed not to sell or offer to sell or otherwise dispose of the shares of Common Stock currently held by them, any options or warrants to purchase any shares of Common Stock or any securities convertible into or exchangeable for any shares of Common Stock for a period of 90 days after the date of this Prospectus, without the prior written consent of Montgomery Securities. Montgomery Securities may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. In addition, the Company has agreed that for a period of 90 days after the date of this Prospectus it will not, without the consent of Montgomery Securities, issue, offer, sell, grant options to purchase or otherwise dispose of any equity securities or securities convertible into or exchangeable for equity securities except for shares of Class A Common Stock offered hereby and shares issued pursuant to the Company's option plans or stock purchase plan.

  The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the Underwriters and their controlling persons against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

  In connection with this offering, the Underwriters and selling group members, if any, may engage in passive market making transactions in the Class A Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended ("Exchange Act"). Passive market making consists of displaying bids on the Nasdaq National Market limited by the prices of independent market makers and effecting purchases limited by such prices and in response to order flow. Net purchase by a passive market maker on each day are limited in amount to a specified percentage of the passive market maker's average daily trading volume in the Class A Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Class A Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

  John W. Watkins, a former director of the Company, is a Manager and director of J.P. Morgan Investment Corporation, a principal stockholder of the Company and a Selling Stockholder. J.P. Morgan Investment Corporation is an indirect wholly-owned subsidiary of J.P. Morgan & Co. Incorporated which indirectly owns 100% of the capital stock of J.P. Morgan Securities Inc., one of the Underwriters. As a result of such relationships, the provisions of Schedule E to the By-Laws of the National Association of Securities Dealers, Inc. apply to this offering. Accordingly, the public offering price can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. In accordance with this requirement, Montgomery Securities has served in such role and has recommended a price in compliance with the requirements of Schedule E. Montgomery Securities, in its role as qualified independent underwriter, has performed due diligence investigation and has reviewed and participated in the preparation of the Prospectus and the Registration Statement of which this Prospectus forms a part.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by O'Melveny & Myers LLP, Newport Beach, California. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California.

                                    EXPERTS

  The consolidated financial statements of the Company at January 31, 1995 and 1996, and for each of the three years in the period ended January 31, 1996, appearing and incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and incorporated by reference in this Prospectus and Registration Statement. Such financial statements have been included and incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement, the exhibits and schedules forming a part thereof and the reports and other information filed by the Company with the Commission in accordance with the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington DC 20549 and will also be available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, 13th floor, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549 at prescribed rates. The Company's Class A Common Stock is listed on the Nasdaq National Market and similar information can be inspected and copied at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

  The Company has filed with the CCCCommission a Registration Statement on Form S-3 (of which the Prospectus is a part) under the Securities Act with respect to the Class A Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to the Company and such Class A Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. Statements contained in this Prospectus concerning the contents of any contract or any other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or document as filed. Each such statement is qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents are incorporated herein by reference (this section includes filings with the Commission by the Company's predecessor, Inference Corporation, a California corporation): (i) the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1996 as filed with the Commission on April 17, 1996, (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1996 as filed with the Commission on June 4, 1996, (iii) the Proxy Statement for the Company's 1996 Annual Meeting of Shareholders filed with the Commission on May 23, 1996, (iv) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A, as amended, as filed with the Commission pursuant to Section 12(g) of the Exchange Act, and (v) the Company's Current Report on Form 8-K as filed with the Commission on July 17, 1996.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, (except information included in any such document in response to Items 402(i), 402(k) or 402(l) of Regulation S-K under the Securities Act) from the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated by reference in this Prospectus. Requests for such documents should be directed to Inference Corporation, 100 Rowland Way, Novato, California 94945, Attention: Investor Relations, telephone number
(415) 893-7200.

                             INFERENCE CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Ernst & Young LLP, Independent Auditors.......................... F-2
Consolidated Balance Sheets................................................ F-3
Consolidated Statements of Operations...................................... F-4
Consolidated Statements of Cash Flows...................................... F-5
Consolidated Statements of Stockholders' Equity............................ F-6
Notes to Consolidated Financial Statements................................. F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Inference Corporation

  We have audited the accompanying consolidated balance sheets of Inference Corporation as of January 31, 1995 and 1996, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended January 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Inference Corporation at January 31, 1995 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 1996, in conformity with generally accepted accounting principles.

                                                              Ernst & Young LLP

San Francisco, California
February 23, 1996

                             INFERENCE CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                       JANUARY 31,
                                                     ---------------  APRIL 30,
                                                      1995    1996      1996
                                                     ------- ------- -----------
                                                                     (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents......................... $ 3,023 $18,619   $22,430
  Short-term investments............................      --   7,314     3,707
  Accounts receivable...............................   7,365   8,502     8,567
  Other current assets..............................     193     719       681
                                                     ------- -------   -------
    Total current assets............................  10,581  35,154    35,385
Property and equipment, net.........................     695   1,415     1,763
Capitalized software costs, net.....................   1,552     200       125
Other assets........................................     112     126       173
                                                     ------- -------   -------
                                                     $12,940 $36,895   $37,446
                                                     ======= =======   =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.................................. $   921 $ 1,508   $   981
  Accrued salaries and related items................   1,447   1,588     1,309
  Other accrued liabilities.........................   1,435   2,292     1,974
  Deferred revenue..................................   2,095   3,544     3,175
                                                     ------- -------   -------
    Total current liabilities.......................   5,898   8,932     7,439
Commitments

Stockholders' equity:
  Convertible preferred stock, no par value;
   Authorized shares--
   60,195 and 10,000 at January 31, 1995 and
   1996, respectively; Issued and outstanding--
   3,480 at January 31, 1995.....................   28,816       --        --
  Common stock, no par value; Authorized shares--
   76,000 and 25,000 at January 31, 1995 and 1996,
   respectively; Issued and outstanding shares--
   757 and 7,480 at January 31, 1995 and 1996,
   respectively and 7,990 at April 30, 1996......    1,185    50,414    51,705
  Accumulated deficit............................  (22,959)  (22,451)  (21,698)
                                                  --------  --------  --------
    Total stockholders' equity...................    7,042    27,963    30,007
                                                  --------  --------  --------
                                                  $ 12,940  $ 36,895  $ 37,446
                                                  ========  ========  ========

                            See accompanying notes.

                             INFERENCE CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                       THREE MONTHS ENDED
                            YEAR ENDED JANUARY 31,          APRIL 30,
                            -------------------------  --------------------
                             1994     1995     1996      1995       1996
                            -------  -------  -------  ---------  ---------
                                                           (UNAUDITED)
Revenues (1):
  Products--CBR...........  $ 6,662  $ 9,790  $16,479  $   2,933  $   4,978
  Products--Tools.........    3,581    2,230      399         20         --
                            -------  -------  -------  ---------  ---------
    Total product
     revenues.............   10,243   12,020   16,878      2,953      4,978
                            -------  -------  -------  ---------  ---------
  Services................   17,084   16,479   12,517      2,671      4,149
                            -------  -------  -------  ---------  ---------
    Total revenues........   27,327   28,499   29,395      5,624      9,127
Operating costs and
 expenses:
  Products................    1,575    1,611    1,710        239        346
  Services................   13,111   12,292    7,667      1,888      2,474
  Product development.....    3,731    2,753    1,959        415        711
  Selling and marketing...    8,554    9,414   13,066      2,444      4,230
  General and
   administrative.........    1,587    1,420    1,537        280        665
  Non-recurring...........      --       774      --         --         --
                            -------  -------  -------  ---------  ---------
    Total operating costs
     and expenses.........   28,558   28,264   25,939      5,266      8,426
                            -------  -------  -------  ---------  ---------
Income (loss) from
 operations...............   (1,231)     235    3,456        358        701
Loss from divested Tools
 Business.................      --       --       210        210        --
Non-employee stock option
 expenses.................      --       --       --         --         215
Interest (income) expense,
 net......................       58      (84)    (722)        (6)      (292)
                            -------  -------  -------  ---------  ---------
Income (loss) before
 income taxes.............   (1,289)     319    3,968        154        778
Provision for income
 taxes....................      --       110      195        --          25
                            -------  -------  -------  ---------  ---------
Net income (loss).........  $(1,289) $   209  $ 3,773  $     154  $     753
                            =======  =======  =======  =========  =========
Per share information:
  Net income (loss) per
   share, primary.........  $ (0.26) $  0.04  $  0.51  $    0.03  $    0.09
                            =======  =======  =======  =========  =========
  Shares used in computing
   net income (loss) per
   share..................    4,898    5,228    7,393      6,056      8,640
  Net income (loss) per
   share, fully diluted...  $ (0.26) $  0.04  $  0.49  $    0.03  $    0.09
                            =======  =======  =======  =========  =========
  Shares used in computing
   net income (loss) per
   share on a fully diluted
   basis....................  4,898    5,228    7,694      6,056      8,640
- --------
(1)Related party
 transactions included in
 Revenues.................  $ 1,879  $ 2,028  $ 1,722  $     500  $      --
                            =======  =======  =======  =========  =========

                            See accompanying notes.

                             INFERENCE CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                            THREE MONTHS ENDED
                                  YEAR ENDED JANUARY 31,        APRIL 30,
                                  ------------------------  -------------------
                                   1994     1995    1996      1995      1996
                                  -------  ------  -------  --------- ---------
                                                               (UNAUDITED)
Cash flows from operating
 activities:
 Net income (loss)..............  $(1,289) $  209  $ 3,773  $    154  $     753
 Adjustments to reconcile net
  income (loss) to net cash
  provided (used) by operating
  activities:
 Depreciation and amortization..    1,396     883    1,091       351        113
 Changes in operating assets and
  liabilities:
  Accounts receivable...........     (126) (1,394)  (2,386)      631        (65)
  Other current assets..........      (28)    (82)    (559)     (222)        38
  Other assets..................      (31)      6      (14)       26        (47)
  Accounts payable..............      102     336      587       (79)      (527)
  Accrued salaries and related..      125     (33)     482       (75)      (279)
  Other accrued liabilities.....      --       31      894       232       (318)
  Deferred revenue..............     (156)    517    1,894       467       (369)
                                  -------  ------  -------  --------  ---------
Net cash provided (used) by
 operating activities...........       (7)    473    5,762     1,485       (701)
Cash flows from investing
 activities:
 Maturity of short-term
  investments...................      --    1,097      --        --       3,607
 Purchases of short-term
  investments...................   (1,097)    --    (7,314)      --         --
 Cash contributed to divested
  Tools Business................      --      --    (1,684)      --         --
 Purchases of property and
  equipment.....................     (557)   (479)  (1,417)      (59)      (386)
 Software development costs
  capitalized...................     (630)   (720)     (50)      (50)       --
                                  -------  ------  -------  --------  ---------
Net cash provided (used) by
 investing activities...........   (2,284)   (102) (10,465)     (109)     3,221
Cash flows from financing
 activities:
 Proceeds from convertible
  preferred stock offerings.....    3,420     --       --        --         --
 Purchase and retirement of
  convertible preferred stock...     (350)    --       --        --         --
 Payments on notes payable......   (1,090)    --       --        --         --
 Payment of dividends on
  convertible preferred stock...      --      --      (114)      --         --
 Net proceeds from issuance of
  common stock in
  conjunction with initial
  public offering...............      --      --    20,114       --         --
 Exercise of common stock
  options and warrants..........      --       10      299        12      1,291
                                  -------  ------  -------  --------  ---------
Net cash provided by financing
 activities.....................    1,980      10   20,299        12      1,291
                                  -------  ------  -------  --------  ---------
Net increase (decrease) in cash
 and cash equivalents...........     (311)    381   15,596     1,388      3,811
Cash and cash equivalents at
 beginning of period............    2,953   2,642    3,023     3,023     18,619
                                  -------  ------  -------  --------  ---------
Cash and cash equivalents at end
 of period......................  $ 2,642  $3,023  $18,619  $  4,411  $  22,430
                                  =======  ======  =======  ========  =========
- --------------------------------
Supplemental disclosure of cash
 flow information:
 Interest paid during the
  period........................  $   398  $   42  $    45  $      8  $      13
 Income taxes paid during the
  period........................      140     --       181       --          51
Supplemental disclosure of non-
 cash financing activities:
 Conversion of convertible
  preferred stock to common
  stock.........................      --      --    28,816       --         --


                            See accompanying notes.

                             INFERENCE CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                 (IN THOUSANDS)

                                        COMMON STOCK
                                     -------------------
                         CONVERTIBLE                                     TOTAL
                          PREFERRED    SHARES            ACCUMULATED STOCKHOLDERS'
                            STOCK    OUTSTANDING AMOUNT    DEFICIT      EQUITY
                         ----------- ----------- ------- ----------- -------------
Balances at January 31,
 1993...................  $ 25,658        637    $   617  $(21,791)     $ 4,484
 Issuance of Class I
  preferred stock, net
  of $80 in expenses....     3,420        --         --        --         3,420
 Conversion of notes
  payable to common
  stock.................       --         116        558       --           558
 Purchase and retirement
  of Class G preferred
  stock.................      (112)       --         --        (10)        (122)
 Purchase and retirement
  of Class H preferred
  stock.................      (150)       --         --        (78)        (228)
 Net loss...............       --         --         --     (1,289)      (1,289)
                          --------      -----    -------  --------      -------
Balances at January 31,
 1994...................    28,816        753      1,175   (23,168)       6,823
 Issuance of common
  stock.................       --           4         10       --            10
 Net income.............       --         --         --        209          209
                          --------      -----    -------  --------      -------
Balances at January 31,
 1995...................    28,816        757      1,185   (22,959)       7,042
 Divestiture of tools
  business..............        --        --         --     (3,151)      (3,151)
 Conversion of preferred
  stock into common
  stock.................   (28,816)     4,286     28,816       --           --
 Issuance of common
  stock upon initial
  public offering, net
  of $3,316 in expenses.       --       2,130     20,114       --        20,114
 Issuance of common
  stock.................       --         307        299       --           299
 Dividend on Class H
  preferred stock.......       --         --         --       (114)        (114)
 Net income.............       --         --         --      3,773        3,773
                          --------      -----    -------  --------      -------
Balances at January 31,
 1996...................       --       7,480     50,414   (22,451)      27,963
 Issuance of common
  stock (Unaudited).....       --         510      1,291       --         1,291
 Net income (Unaudited).       --         --         --        753          753
                          --------      -----    -------  --------      -------
Balances at April 30,
 1996 (Unaudited).......  $    --       7,990    $51,705  $(21,698)     $30,007
                          ========      =====    =======  ========      =======

                            See accompanying notes.

                             INFERENCE CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               JANUARY 31, 1996

(INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED APRIL 30, 1995 AND 1996 IS
                                  UNAUDITED)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

 Organization

  Inference Corporation (the "Company") is engaged in the design, development and marketing of software products for the customer support and service market. The Company offers maintenance, training and consulting services in support of its software.

 Consolidation

  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

 Foreign Currency Translation

  Assets and liabilities of the Company's wholly-owned foreign subsidiaries are translated at period-end exchange rates, and revenues and expenses are translated at the weighted average monthly exchange rates. Foreign exchange transaction gains and losses and translation adjustments have not been significant.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Cash equivalents and short-term investments

  The Company considers only those investments that are highly liquid, readily convertible to cash and that mature within three months from the date of purchase as cash equivalents.

  The Company's short-term investments are debt securities and are classified as held-to-maturity as the Company intends and has the ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. At January 31, 1996, the Company's short-term investments consisted of U.S. Treasury Bills scheduled to mature within the year. The fair value of these investments at January 31, 1996 approximated their cost.

 Concentrations of Credit Risk

  Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company places its cash and short term investments with high credit quality financial institutions. At times, such investments may be in excess of the FDIC insurance limit. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base, and their dispersion across many different industries and geographies. Generally, the Company does not require collateral or other security to support customer receivables. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited.

                             INFERENCE CORPORATION

                               JANUARY 31, 1996

(INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED APRIL 30, 1995 AND 1996 IS
                                  UNAUDITED)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 Property and Equipment

  Property and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the related assets, ranging from one to five years, except for leasehold improvements which are depreciated over the remaining lease term.

 Revenue Recognition

  Product revenues result principally from license agreements that provide customers the non-exclusive right to use these products for a fixed term or on a perpetual basis. Such revenues are recognized upon execution of a binding agreement and delivery of the product to the customer, unless the Company has significant future obligations to the customer, in which case revenues are recognized when such obligations are satisfied.

  The Company enters into maintenance and support agreements with customers that call for the Company to provide technical support and certain system updates. Maintenance revenues received are deferred and recognized on a straight-line basis over the maintenance support period. Maintenance and support revenues are included as service revenues in the accompanying Consolidated Statements of Operations.

  Service revenues result from contracts with customers for the development and support of system applications. Service revenues are generally recognized as the services are performed. Fixed-price service contracts are recognized on a percentage of completion based on level of effort performed.

 Software Costs

  Capitalized software costs consist of acquired software and internal software development costs. Software costs incurred subsequent to the determination of the software product's technological feasibility are capitalized. Technological feasibility is determined generally upon availability of a working model. Capitalization ceases and amortization commences when the software product is commercially released. Software costs capitalized are amortized using the straight-line method over the estimated economic life of the related product, typically three years, and are included in cost of product revenues in the accompanying Consolidated Statements of Operations.

  Capitalized software costs at January 31, 1995 and 1996 were net of accumulated amortization of $1,051,000 and $200,000, respectively. Information related to capitalized software costs for the three years ended January 31, 1996 was as follows:

                                                          1994    1995    1996
                                                         ------  ------  ------
                                                            (IN THOUSANDS)
      Capitalized software costs, net, beginning........ $1,574  $1,355  $1,552
      Capitalized.......................................    630     720      50
      Amortization......................................   (849)   (523)   (442)
      Transferred to divested Tools Business............    --      --     (960)
                                                         ------  ------  ------
      Capitalized software costs, net, ending........... $1,355  $1,552  $  200
                                                         ======  ======  ======

                             INFERENCE CORPORATION

                               JANUARY 31, 1996

(INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED APRIL 30, 1995 AND 1996 IS
                                  UNAUDITED)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 Income Taxes

  Income taxes are accounted for using the liability method in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" (Note 4). Under this method, deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

  The Company has not provided U.S. income taxes on the undistributed income of its foreign subsidiaries. The cumulative amount of such income was immaterial as of January 31, 1996.

 Interim Financial Data

  The unaudited consolidated financial statements for the three months ended April 30, 1995 and 1996 have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial information set forth therein, in accordance with generally accepted accounting principles. The results of operations for the three months ended April 30, 1996 are not necessarily indicative of the results to be expected for the entire fiscal year.

 Per Share Data

  Net income (loss) per share is computed using the weighted average number of shares of common stock outstanding. Common equivalent shares from convertible preferred stock (using the if-converted method) and stock options and warrants (using the treasury stock method) have been included in the computation when dilutive, except as noted below. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, all common and common equivalent shares issued by the Company at an exercise price below the assumed public offering price during the twelve-month period prior to the Company's initial public offering (completed July 1995) have been included in the calculation as if they were outstanding for all periods presented through January 31, 1995 (using the treasury stock method at an initial public offering price of $11.00 per share for stock options and warrants and the if-converted method for convertible preferred stock).

  Assuming the conversion of preferred stock did not take place in the periods in which conversion would have an anti-dilutive impact, net loss per share would have been $1.49 for the year ended January 31, 1994, based on 866,000 shares.

 Accounting for Stock-Based Compensation

  In October 1995, the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (FAS 123) was issued and is effective for the Company's 1997 fiscal year. The Company intends to continue to account for employee stock options in accordance with APB Opinion No. 25 and will make the pro forma disclosures required by FAS 123 in fiscal year 1997 consolidated financial statements.


2. RELATED PARTY TRANSACTIONS

  The Company earned revenues on product sales and services from two stockholders in the amounts of $1,879,000, $2,028,000 and $1,722,000, during fiscal 1994, 1995 and 1996, respectively. At January 31, 1995 and January 31, 1996, the related accounts receivable balances from these stockholders were $241,000 and $490,000, respectively.

                             INFERENCE CORPORATION

                               JANUARY 31, 1996

(INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED APRIL 30, 1995 AND 1996 IS
                                  UNAUDITED)
3. COMMITMENTS

  The Company leases its facilities and certain computer equipment under various operating leases. Total rental expense under operating leases was approximately $1,663,000, $1,770,000 and $1,436,000 during fiscal 1994, 1995 and 1996, respectively. Future minimum obligations as of January 31, 1996 are as follows:

      FISCAL YEARS ENDING
      -------------------
     (IN THOUSANDS)
      1997.............................................................. $1,556
      1998..............................................................  1,190
      1999..............................................................  1,077
      2000..............................................................  1,031
      2001..............................................................    669
      Thereafter........................................................  2,776
                                                                         ------
        Total........................................................... $8,299
                                                                         ======

4. INCOME TAXES

  The components of the provision for income taxes consisted of the following:

                                                                   FISCAL YEARS
                                                                      ENDED
                                                                  --------------
                                                                  (IN THOUSANDS)
                                                                  1994 1995 1996
                                                                  ---- ---- ----
      Current:
        Federal.................................................. $--  $--  $ 70
        State....................................................  --   --    35
        Foreign..................................................  --   110   90
                                                                  ---- ---- ----
          Total.................................................. $--  $110 $195
                                                                  ==== ==== ====

  The Company's effective tax rate differed from the statutory federal income tax rate as follows:

                                                             FISCAL YEARS
                                                                ENDED
                                                           -------------------
                                                           1994    1995  1996
                                                           -----   ----  -----
      Statutory federal income tax (benefit) rate......... (34.0)% 34.0%  34.0%
      State taxes, net of federal benefit.................   --     --     0.7
      Tax benefit from utilization of net operating loss
       carryforward.......................................  32.3   (4.8) (28.0)
      Foreign income taxed at rates below the U.S. statu-
       tory rate..........................................   --    (7.4)  (4.2)
      Other...............................................   1.7   12.6    2.5
                                                           -----   ----  -----
      Effective tax rate..................................   0.0 % 34.4%   5.0%
                                                           =====   ====  =====

                             INFERENCE CORPORATION

                               JANUARY 31, 1996

(INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED APRIL 30, 1995 AND 1996 IS
                                  UNAUDITED)

4. INCOME TAXES (CONTINUED)

  Significant components of deferred tax assets (liabilities) and related valuation allowance at January 31, 1995 and 1996 were as follows:

                                                               1995     1996
                                                              -------  -------
                                                              (IN THOUSANDS)
      Deferred tax liabilities:
        Capitalized software................................. $  (509) $   (85)
                                                              -------  -------
        Total deferred tax liabilities.......................    (509)     (85)
      Deferred tax assets:
        Net operating losses.................................   7,221    5,462
        General business and foreign tax credits.............   1,109    1,109
        Other................................................   1,168    1,261
                                                              -------  -------
        Total deferred tax assets............................   9,498    7,832
      Valuation allowance....................................  (8,989)  (7,747)
                                                              -------  -------
      Total net deferred tax assets..........................     509       85
                                                              -------  -------
      Total net deferred taxes............................... $   --   $   --
                                                              =======  =======

  Due to the uncertainties surrounding the timing of realizing the benefits of its favorable tax attributes in future tax returns, the Company has placed a valuation allowance against its otherwise recognizable deferred tax assets. The valuation allowance decreased by approximately $176,000 and $1,242,000 during the years ended January 31, 1995 and 1996, respectively.

  At January 31, 1996, the Company has net operating loss carryforwards for federal income tax purposes of approximately $16,300,000 which expire in various years through 2009 and net operating loss carryforwards for state income tax purposes of approximately $1,400,000 which expire in various years through 1999. The Company also has general business credits of approximately $1,109,000 which expire in various years through 2009.

  Deferred tax assets relating to net operating loss carryforwards as of January 31, 1996 include approximately $187,000 associated with stock option activity for which any subsequent recognized tax benefits will be credited directly to stockholders equity.

  Due to the "change in ownership" provisions of the Tax Reform Act of 1986, utilization of the Company's net operating loss carryforwards and research and development credit carryforwards may be subject to a substantial limitation if a greater than 50% ownership change were to occur in the future.

                             INFERENCE CORPORATION

                               JANUARY 31, 1996

(INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED APRIL 30, 1995 AND 1996 IS
                                  UNAUDITED)

5. REORGANIZATION AND DIVESTITURE OF BUSINESS UNIT

  From May 1991 through April 30, 1995, the Company's revenues were derived from two separate product lines: (i) the customer support product line, consisting of the CBR Express family of products and associated services (the "CBR Business") and (ii) the application development and solutions product line, which included the Company's products: ART, ART-IM and ART*Enterprise ("Tools") and associated services (the "Tools Business"). In the fourth quarter of fiscal 1995, the Company made a strategic decision to focus on the CBR Business and to divest the Tools Business. Effective May 1, 1995, the Company transferred certain assets and liabilities of the Tools Business to a wholly-owned subsidiary of the Company and distributed all of the shares of such subsidiary to the Company's stockholders (the "Spin-Off"). As part of the Spin-Off, the Company entered into an agreement (the "Administrative Services Agreement") with the Tools Business to provide certain services to the new entity including operational and systems support, facilities and administrative support and certain technical and customer support. This agreement expired on January 31, 1996. The amount received for these services was approximately $760,000 and was accounted for as an offset against expenses.

  Revenues for the Tools Business were $1,928,000 for the three months ended April 30, 1995. The following table summarizes the components of the identifiable net assets transferred to the Tools Business (in thousands):

      Cash.............................................................. $1,684
      Accounts receivable...............................................  1,249
      Capitalized software..............................................    960
      Property, equipment and other.....................................     74
      Accrued liabilities...............................................   (370)
      Deferred revenue..................................................   (446)
                                                                         ------
      Identifiable net assets of Tools Business......................... $3,151
                                                                         ======

6. NON-RECURRING EXPENSE

  During fiscal 1995, the Company invested in the development of a new business concept unrelated to its current businesses or product groups, managed by the Company's former Chairman of the Board of Directors. In November 1994, the Company made a strategic decision to discontinue its efforts in this area and in May 1995 licensed this technology to a newly formed company in which the Company was issued an equity interest. The Company has recorded no value related to this equity interest. In connection with the strategic decision, the Company entered into a severance agreement with the former Chairman of the Board of Directors effective February 28, 1995, which provided for the continuation of his monthly salary through April 30, 1995. Costs associated with the severance agreement, as well as other costs (principally salaries and related expenses) incurred related to this discontinued business venture have been recorded in fiscal 1995 as a non-recurring expense in the accompanying Consolidated Statements of Operations. In addition, non-recurring expense also includes approximately $200,000 accrued in the fourth quarter of fiscal 1995 for lease payments associated with the early termination of the Company's European headquarters facility lease.

                             INFERENCE CORPORATION

                               JANUARY 31, 1996

(INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED APRIL 30, 1995 AND 1996 IS
                                  UNAUDITED)

7. CAPITAL STRUCTURE

 Initial Public Offering

  In July 1995, the Company completed an initial public offering of 2,130,000 shares of unissued Class A Common Stock and 400,000 shares of outstanding common stock that were offered by certain selling stockholders. The Company received approximately $20 million after deducting expenses and underwriting discounts and commissions.

  The Company's Board of Directors also approved a one-for-five reverse stock split of the Company's common stock and convertible preferred stock, which was effected prior to the Company's initial public offering.

 Common Stock

  The Common Stock consists of two classes, Class A Common Stock and Class B Common Stock. At January 31, 1996 there were 6,290,000 shares of Class A Common Stock and 1,190,000 shares of Class B Common Stock outstanding. This gives effect to the conversion of all Class A, Class B, Class C, Class D, Class F, Class G, Class H and Class I Preferred Stock into Common Stock in conjunction with the Company's initial public offering in July 1995.

  Class A Common Stock. The holders of the Class A Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. The holders of shares of Class A Common Stock do not have any preemptive rights or rights to subscribe for additional securities of the Company. Dividends are payable on the Class A Common Stock, when, as and if declared by the Board of Directors out of funds legally available therefor. Each share of Common Stock, irrespective of class, will be treated equally in respect of rights upon liquidation of the Company and rights to dividends, except that, in the case of dividends in the form of Common Stock, shares of any class of Common Stock will be payable only to the holders of that class. Upon liquidation or dissolution of the Company, the holders of the Class A Common Stock and Class B Common Stock are entitled to share ratably in all assets available for distribution to stockholders after payment of all prior claims.

  Class B Common Stock. The rights of the holders of the Class B Common Stock are identical to those of the Class A Common Stock except with respect to voting and conversion rights. The holders of Class B Common Stock have no right to vote on matters submitted to a vote of stockholders, except (i) as to an amendment of a provision of the Restated Articles of Incorporation that adversely affects the powers, preferences or special rights of the holders of the Class B Common Stock and (ii) as otherwise required by law. Holders may convert shares of Class B Common Stock into Class A Common Stock, except that no holder of shares of Class B Common Stock may convert any such shares to the extent that, as a result, the holder and its affiliates, directly or indirectly, would own, control or have the power to vote more than 5% of the outstanding shares of the Common Stock. A holder of Class A Common Stock also may convert its Class A Common Stock into Class B Common Stock. Each conversion will be on a one-for-one basis.

                             INFERENCE CORPORATION

                               JANUARY 31, 1996

(INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED APRIL 30, 1995 AND 1996 IS
                                  UNAUDITED)
7. CAPITAL STRUCTURE (CONTINUED)

 Preferred Stock

  The Board of Directors has the authority to issue 10,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

 Stock Warrants

  At January 31, 1996, there were outstanding warrants to purchase 185,000 shares of common stock at an average purchase price of approximately $5.00. Warrants covering approximately 159,000 shares of common stock expire in December 1997; the remaining warrants expire in April 1999.

8. STOCK OPTION PLANS

  The Company has authorized stock option plans that cover the issuance of incentive stock options and non-statutory stock options. The plans provide for the granting of options for the purchase of up to 1,600,000 authorized but unissued shares of the Company's common stock. There were 196,000 shares available for future option grants under the plan as of January 31, 1996. Under the terms of the plan, options may be granted to employees, non-employee directors or consultants at prices not less than the fair value at the date of grant. Options principally vest over periods up to four years from the date of grant.

  Information relating to the outstanding stock options is as follows:

                                                         SHARES        PRICE
                                                        ---------  -------------
      Outstanding at January 31, 1993..................   945,000  $2.50-- $6.75
        Options granted................................   143,000  $2.50-- $5.25
        Options canceled...............................   (21,000) $2.50-- $5.00
                                                        ---------
      Outstanding at January 31, 1994.................. 1,067,000  $2.50-- $6.75
        Options granted................................   338,000  $2.50-- $3.75
        Options exercised..............................    (4,000)     $2.50
        Options canceled...............................  (114,000) $2.50-- $6.75
                                                        ---------
      Outstanding at January 31, 1995.................. 1,287,000  $2.50-- $6.75
        Options granted................................   565,000  $7.00--$16.25
        Options exercised..............................   (67,000) $2.50-- $6.75
        Options canceled...............................   (81,000) $2.50--$14.75
                                                        ---------
      Outstanding at January 31, 1996.................. 1,704,000  $2.50--$16.25
                                                        =========

  Included in the above table are 523,000 stock options issued and outstanding outside the stock option plan. The options expire at various dates from 1996 to 2005. At January 31, 1995 and 1996, options for 755,000 and 953,000 shares, respectively were exercisable at $2.50 to $10.00 per share.

                             INFERENCE CORPORATION

                               JANUARY 31, 1996

(INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED APRIL 30, 1995 AND 1996 IS
                                  UNAUDITED)

 9. EMPLOYEE BENEFIT PLANS

  The Company sponsors an employee savings and retirement plan (the "401(k) Plan") as allowed under Section 401(k) of the Internal Revenue Code. The 401(k) Plan is available to all domestic employees who meet minimum age and service requirements, and provides employees with tax deferred salary deductions and alternative investment options. Employees may contribute up to 20% of their salary, subject to certain limitations. The 401(k) Plan allows for contributions by the Company at the discretion of the Company's Board of Directors. The Company has not contributed to the 401(k) Plan.

  The Company also sponsors a voluntary defined contribution retirement plan (the "UK Plan") for employees in the United Kingdom. Employees may elect to contribute a percentage of their annual gross compensation to the UK Plan. Employer contributions to the UK Plan range between 5% to 12% of participating employees' base salary, depending on the years of experience with the Company. Contributions to the plan were $137,000, $207,000, and $272,000 for the fiscal years ended January 31, 1994, 1995, and 1996, respectively.

10. SIGNIFICANT CUSTOMER AND GEOGRAPHIC DATA

  The Company participates in one industry segment--developing, marketing and supporting its software products.

  Information relating to the Company's geographic areas is as follows:

                                            TOTAL      OPERATING   IDENTIFIABLE
                                          REVENUES   INCOME/(LOSS)    ASSETS
                                         ----------- ------------- ------------
      Year ended January 31, 1994:
        North America................... $21,459,000  $(1,383,000) $ 8,498,000
        International...................   5,868,000      152,000    3,372,000
                                         -----------  -----------  -----------
        Total........................... $27,327,000  $(1,231,000) $11,870,000
                                         ===========  ===========  ===========
      Year ended January 31, 1995:
        North America................... $19,128,000  $  (109,000) $ 8,763,000
        International...................   9,371,000      344,000    4,177,000
                                         -----------  -----------  -----------
        Total........................... $28,499,000  $   235,000  $12,940,000
                                         ===========  ===========  ===========
      Year ended January 31, 1996:
        North America................... $15,845,000  $ 1,826,000  $30,381,000
        International...................  13,550,000    1,630,000    6,514,000
                                         -----------  -----------  -----------
        Total........................... $29,395,000  $ 3,456,000  $36,895,000
                                         ===========  ===========  ===========

  In fiscal 1994, one customer accounted for revenues of $3,960,000 or 14% of total revenues. No customer accounted for more than 10% of revenues in fiscal 1995. In fiscal 1996, one customer accounted for revenues of $3,217,000 or 11% of total revenues.

                             INFERENCE CORPORATION

                               JANUARY 31, 1996

(INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED APRIL 30, 1995 AND 1996 IS
                                  UNAUDITED)

11. NON-EMPLOYEE STOCK OPTION RELATED EXPENSES

  During the three months ended April 30, 1996, the Company incurred payroll-related taxes as a result of the exercise of non-qualified stock options held by former employees. This one-time charge amounted to $215,000 and has been accounted for separate from operating income. In connection with these option exercises, the Company will be able to take a tax deduction, if and when adequate taxable income is earned, of approximately $7,500,000 for compensation expense; this tax benefit, however, will be accounted for when utilized as an adjustment to stockholders' equity.

12. SUBSEQUENT EVENTS

 Reincorporation in Delaware

  In May 1996, the Company's Board of Directors approved the reincorporation of the Company in Delaware. The reincorporation was approved by the Company's stockholders in July 1996; however, this change has not been reflected in the accompanying consolidated financial statements. The Company's Board of Directors will have the authority to issue up to 15,000,000 shares of Class A Common Stock, par value $0.01 per share, 2,000,000 shares of Class B Common Stock, par value $0.01 per share, and 2,000,000 shares of Preferred Stock, par value $0.01 per share. The price, rights, preferences and privileges of the unissued Preferred Stock are determined at the discretion of the Board of Directors.

 Employee Stock Purchase Plan

  The Inference Corporation Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Company's Board of Directors in May 1995 and approved by the Company's stockholders in July 1996. A total of 500,000 shares of Common Stock have been reserved for issuance under the Purchase Plan. The Purchase Plan will enable eligible employees to purchase Common Stock at 85% of the lower of the fair market value of the Company's Common Stock on the first day or the last day of each purchase period.

================================================================================

  No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made by this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, any of the Selling Stockholders or any of the Underwriters. This Prospectus does not constitute an offer to sell or the solicitation of any offer to buy any security other than the shares of Class A Common Stock offered by this Prospectus, nor does it constitute an offer to sell or a solicitation of any offer to buy the shares of Class A Common Stock by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                              -------------------

                               TABLE OF CONTENTS

                              -------------------

                                                                            Page
                                                                            ----
Prospectus Summary........................................................    3
Cautionary Statement Regarding Forward- Looking Information...............    5
Risk Factors..............................................................    5
Use of Proceeds...........................................................   10
Price Range of Class A Common Stock.......................................   10
Dividend Policy...........................................................   10
Capitalization............................................................   11
Selected Consolidated Financial Data......................................   12
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   13
Business..................................................................   21
Management................................................................   34
Principal and Selling Stockholders........................................   36
Underwriting..............................................................   37
Legal Matters.............................................................   39
Experts...................................................................   39
Available Information.....................................................   39
Incorporation of Certain Documents by Reference...........................   40
Index to Consolidated Financial Statements................................  F-1

================================================================================


================================================================================

                                2,400,000 SHARES


                                      LOGO


                              CLASS A COMMON STOCK

                                ----------------

                                   PROSPECTUS

                                ----------------

                             MONTGOMERY SECURITIES

                               J.P. MORGAN & CO.


                                 July   , 1996


================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.

      SEC Registration fee............................................ $ 22,128
      NASD fee........................................................    6,917
      Nasdaq National Market listing fee..............................   12,595
      Printing and engraving..........................................  150,000
      Legal fees and expenses.........................................  150,000
      Accounting fees and expenses....................................  100,000
      Additional premium for Securities Act director and officers insurance......................................................  300,000
      Blue sky fees and expenses .....................................   10,000
      Transfer agent fees.............................................    5,000
      Miscellaneous...................................................   43,360
                                                                       --------
        Total......................................................... $800,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company's Certificate of Incorporation provides that to the fullest extent permitted by the Delaware General Corporation Law ("Delaware Law"), a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under current Delaware Law, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The effect of such provision in the Company's Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. The Company's Certificate of Incorporation further provides that the Company is authorized to indemnify its directors, officers, employees and agents to the fullest extent permitted under applicable law. The Company's Bylaws also provide that the Company shall indemnify its directors, officers, employees and agents against losses incurred by any such person by reason of the fact that such person was acting in such capacity. In addition, the Company has directors' and officers' liability insurance.

  The Company has entered into agreements (the "Indemnification Agreements") with each of the directors and officers of the Company pursuant to which the Company has agreed to indemnify such director or officer from claims, liabilities, damages, expenses, losses, costs, penalties or amounts paid in settlement incurred by such director or officer in or arising out of his or her capacity as a director, officer, employee and/or agent of the Company or any other corporation of which he or she is a director or officer at the request of the Company to the maximum extent provided by applicable law. In addition, such director or officer is entitled to an advance of expenses to the maximum extent authorized or permitted by law.

  To the extent that the Board of Directors or the stockholders of the Company may in the future wish to limit or repeal the ability of the Company to provide indemnification as set forth in the Company's Certificate of Incorporation, such repeal or limitation may not be effective as to directors and officers who are currently parties to the Indemnification Agreements, because their rights to full protection would be contractually assured by the Indemnification Agreements. It is anticipated that similar contracts may be entered into, from time to time, with future directors and officers of the Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

  Reference is also made to Section 11 of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities, Section 2.05 of the Master Registration Rights Agreement contained in Exhibit 4.2 hereto and Section 4.1 of the Second Amended and Restated Demand Registration Right Agreement contained in Exhibit
4.3 hereto, both indemnifying certain of the Company's stockholders including controlling stockholders, against certain liabilities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

  (a) Exhibits

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
  1.1    Form of Underwriting Agreement. (1)
  2.1    Agreement of Merger dated as of July 2, 1996 by and between the
         Registrant and INFR, Inc., a Delaware corporation (merger agreement effectuating the reincorporation of the Registrant into Delaware). (2)
  4.1    Certificate of Incorporation of the Registrant. (2)
  4.2    Master Registration Rights Agreement, dated as of December 5, 1984, by and among the Registrant and the investors named therein, as amended and supplemented. (3)
  4.3    Second Amended and Restated Demand Registration Rights Agreement,
         dated as of April 19, 1993, by and among the Registrant and the investors named therein. (3)
  4.4    Bylaws of the Registrant. (2)
  5.1    Opinion of O'Melveny & Myers. (1)
 23.1    Consent of Ernst & Young LLP, Independent Auditors. (1)
 23.2    Consent of Counsel. Reference is made to Exhibit 5.1.
 24.1    Power of Attorney (see signature page included in Registration
         Statement).

- --------

(1) Filed herewith.

(2) Previously filed as an Exhibit to the Company's Registration Statement on Form S-3 dated July 3, 1996.
(3) Incorporated by reference to Exhibit of same number to the Company's Form S-1 Registration Statement No. 33-92386 on file with the Securities and Exchange Commission.

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the Delaware General Corporation Law, the Certificate of Incorporation or the Bylaws of the registrant, the Underwriting Agreement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SAN FRANCISCO, STATE OF CALIFORNIA, ON THIS 22ND DAY OF JULY, 1996.

                                          INFERENCE CORPORATION

Date: July 22, 1996

                                          By  /s/ William D. Griffin
                                          _____________________________________
                                                   William D. Griffin
                                           Chief Financial Officer and Senior
                                                     Vice President

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
   *                                 Chairman of the Board,           July 22, 1996
____________________________________ President, Chief Executive
   (Peter R. Tierney)                Officer (Principal Executive
                                     Officer) and Director

   /s/ William D. Griffin            Director, Chief Financial        July 22, 1996
____________________________________ Officer (Principal Financial
   (William D. Griffin)              and Accounting Officer) and
                                     Senior Vice President

   *                                                                  July 22, 1996
____________________________________ Director
   (C. Scott Gibson)

   *                                                                  July 22, 1996
____________________________________ Director
   (Eric B. Herr)

   *                                                                  July 22, 1996
____________________________________ Director
   (Anthony Sun)

   *                                                                  July 22, 1996
____________________________________ Director
   (Dean O. Allen)


* By: /s/ William D. Griffin

   ___________________________
      William D. Griffin
       Attorney-in-Fact

                                 EXHIBIT INDEX

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
   NO.                         DESCRIPTION                             PAGE
 -------                       -----------                         ------------
  1.1    Form of Underwriting Agreement. (1)
  2.1    Agreement of Merger dated as of July 2, 1996 by and
         between the Registrant and INFR, Inc., a Delaware
         corporation (merger agreement effectuating the
         reincorporation of the Registrant into Delaware). (2)
  4.1    Certificate of Incorporation of the Registrant. (2)
  4.2    Master Registration Rights Agreement, dated as of
         December 5, 1984, by and among the Registrant and the
         investors named therein, as amended and supplemented.
         (3)
  4.3    Second Amended and Restated Demand Registration Rights
         Agreement, dated as of April 19, 1993, by and among the
         Registrant and the investors named therein. (3)
  4.4    Bylaws of the Registrant. (2)
  5.1    Opinion of O'Melveny & Myers. (1)
 23.1    Consent of Ernst & Young LLP, Independent Auditors. (1)
 23.2    Consent of Counsel. Reference is made to Exhibit 5.1.
 24.1    Power of Attorney (see signature page included in
         Registration Statement).

- --------

(1) Filed herewith.

(2) Previously filed as an Exhibit to the Company's Registration Statement on Form S-3 dated July 3, 1996.
(3) Incorporated by reference to Exhibit of same number to the Company's Form S-1 Registration Statement No. 33-92386 on file with the Securities and Exchange Commission.